FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 31, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Annual Report and Financial Statements and Summary of Events

as of December 31, 2003 and 2002

Independent Public Accountant´s Report

LETTER TO THE SHAREHOLDERS

To Our Shareholders:

The year 2003 has ended, a fiscal year –a framework- that marks an important milestone in the history of the Company.

In May 2003, the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia) confirmed the acquisition of the controlling stock of the Company by Petrobras. Pursuant to the resolutions adopted at the General and Special Shareholders’ Meeting held on April 4, 2003, the corporate name was officially changed to Petrobras Energía Participaciones S.A.. A big name such as Pecom joins the magnitude and track record of a name such as Petrobras.

It is a turning point primarily representing a synergic choice that preserves and increases the roots of the businesses involving both companies, significantly enhancing our strategic positioning in Latin America.  This will undoubtedly result in good medium and long-term returns. And the fact that each company’s businesses are complementary positions the Company at a leading edge, confirming our expansion goals and strengthening the positioning desired in the Region.

Following approval, in 2003 management has mainly focused on the identification of competitive advantages resulting from the complementary nature of businesses with Petrobras. Some of those opportunities have already started to materialize, with highly significant and encouraging results. Along these lines, one of the main concerns has been the conduct of business under a transparent governance model, fully respecting the shareholders’ interests as a whole.

The year 2002 marked a period of adjustments and adaptation, of new evaluations and reformulations for the Company. The year 2003 had started with a new horizon of opportunities, good prospects in terms of results and operating cash flow. Today I can proudly and satisfactorily state that the Company –due to its own dynamics- has strong operating results and greater financial liquidity, all of the above within the framework of a highly modern business management and integration process. The figures show, as expected, that the challenge to reverse a complex solution is being successfully met, with transparency and confidence in the foundations of this process and top level harmonic performance.

The recovery of the economic activity seen in Argentina during 2003, and an international context marked by a strong increase in commodity prices resulted in a favorable framework for our activities.  Within this scenario, gross profit from operations, including those of controlled companies, rose by 5.4%, exhibiting 92% and 88% increases in the Refining and Electricity businesses.

We have materialized major investment plans supporting business growth and expansion. In 2003, capital expenditures made by the Company and its controlled companies amounted to P$758 million, focused mainly on the oil and gas segment. The 2004 budget contemplates US$350 million, which ratifies the recovery of the level of investments seen during 2003, overcoming the impasse brought about by the nature and complexity of the Argentine crisis towards late 2001. Sustained growth of investments towards historical levels is a key factor in the Company’s strategic plans.

In 2003 we prioritized a stringent financial policy, strictly monitoring liquidity levels. Its implementation has been overly successful.  This can be supported by the 88% growth in operating cash flow.  The above enabled the financing of the significant increase in investments, while simultaneously exhibiting strict compliance in meeting financial obligations. In this regard, we achieved an 8% reduction in the annual average rate of indebtedness of the Company and its controlled companies –not a minor detail. In this respect, it must be pointed out that we have projected its gradual reduction towards the mid-term in order to promote a capital structure consistent with the strategy outlined for the development of operations. Within this framework, the level of investments will be restricted to cash generation. We will give priority to projects with financial profitability ensuring faster returns. Thus, we will maintain our focus on growth; however, this growth will be built upon a financial solid foundation.

All of these achievements have been significantly appreciated by the business community. In October 2003, with the issue of Series R corporate bonds for a nominal value of US$100 million, the Company was the first company in the country to issue bonds for the international capital market following the default. This evidences the markets confidence in the sustainability and potentiality of our businesses.

Ratifying this perception, credit agreements to finance the anticipated investment plan were executed abroad through our subsidiaries Petrobras Energía Venezuela S.A. and Petrobras Energía del Perú S.A.

We keep making progress in all our fields of activity. We clearly understand that our Company will fully achieve its mission only by accomplishing the same level of excellence demonstrated in other areas in terms of environmental issues and occupational safety as well. And there is no doubt that we will spare no efforts to be a model pioneering entity in one of the main issues of our time: the environmental issue. We will double our attention, detail structures, inform and continuously define the goals to be met. By securing certifications, implementing projects and investments geared towards environmental impact minimization, ensuring individual safety and health and guaranteeing the commitment of all company members, we can talk about a new drive that will maximize results and consolidate the remarkable evolution of the Quality, Safety, Environmental and Health management.

It is clearly not risky to affirm that the Company is already growing in the Argentine economic history, and due to the volume of business in the country, it measures up as a first-class player.

There is no need to point out that the above mentioned achievements are the result of a joint effort, work performed by teams identified with and committed to the Company. I would like to thank all our employees for their professionalism and generosity, as it would have been impossible to face the new challenges without them.

It is also worth mentioning that we have a long road ahead of us forcing us to keep searching for answers. We will target our most detailed attention on leveraging on synergies and being an integrated energy company while simultaneously taking advantage of new business opportunities to expand our presence in the market and generate value. This is our commitment. All efforts and all necessary resources will be aimed at responding to this challenge, forging ahead safely towards the future.

JOSE EDUARDO de BARROS DUTRA
CHAIRMAN

MACROECONOMIC OVERVIEW

International Scenario

The world economy closed the year 2003 with a modest growth of about 2.5% while exhibiting significant acceleration in the level of activity during the last quarters. The first part of the year was marked by the uncertainty surrounding the imminent war conflict in Iraq, which affected the business climate. Subsequently, with the development of events in Iraq, fears started to fade and the United States showed substantial improvement of qualitative indicators, such as consumer confidence. Until then, the US real economy moved forward driven by government spending, although the rest of the aggregate demand behaved rather erratically. Further on, and aided by tax cuts, consumption reacted strongly and finally led to the delayed corporate investment, remarkably improving the quality of the growth observed. The Federal Reserve maintained reference rates at their lowest levels in several decades, even reducing them by 25 basic points, to 1%. Long-term rates remained very low throughout the year, but once the deflation threat was eliminated, they went back to levels slightly over 4%. The US expansive monetary policy has been partially offset at international level by massive purchases of instruments in US dollars by different Asian central banks in an effort to restrict the appreciation of their currencies. In contrast, the US dollar did continue to depreciate against the Euro, in line with the increasing current account and fiscal deficits.

On the other hand, while European economy showed improvements in its indicators towards late 2003, it recorded an annual growth of about 0.5%. The stringent monetary stance of the European Central Bank and strict fiscal restrictions of the Maastricht Treaty, exceeded in the continent’s main economies –Germany and France-, cause the European cycle to be considerably slower. In contrast, the Asian region is still exhibiting the largest growth and, within the region, China is enhancing its increasingly important role.  Japan is once again growing as a result of the reactivation of exports. The impact of the epidemic of atypical pneumonia (SARS) that hit Asia early in the year was finally less than expected and its threat finally faded.

The average oil price exceeded US$31 per barrel (WTI) in 2003, the highest in two decades, accounting for an increase of about 20% as compared to the previous year. In addition, the OPEC basket exceeded the upper limit of the cartel’s price corridor. Multiple factors contribute to account for these record prices. On the one hand, the worldwide growth acceleration caused a significant rise in demand. On the other hand, the uncertainty created by the situation in Iraq and the oil strike in Venezuela, combined with adverse climatic factors in the Northern hemisphere, skyrocketed crude oil prices to nearly US$40 per barrel in the first part of the year. This situation was aggravated by the low oil stocks and the remarkable escalation in the price of natural gas in the US. OPEC responded by successively increasing its production quota. Once the Nordic winter and the attack on Iraq were over, prices converged at a more restricted price range but were still high, ranging from US$28 to US$32 per barrel during the rest of the year, except for a few exceptions. The slow-paced recovery of production in Iraq, an unexpected reduction of the OPEC quota in November, the terrorist attacks in Saudi Arabia and Indonesia and the operating difficulties in Venezuela contributed to maintain prices at a high level, even with OPEC exceeding its quota, and stocks did not return to a normal level. The year closed with a renewed upward trend in crude oil prices, slightly over US$32 per barrel, reflecting a larger increase in January 2004.

Argentina

In 2003 the Argentine economy continued on the path to recovery started in the second quarter of the previous year, closing the year with a GDP variation of about 8%.  Reactivation, at first practically based exclusively on an import substitution process, was finally driven by consumption and investment as the months elapsed. Stock exchange indexes displayed great dynamism, and both labor indicators and salary purchasing power exhibited consistent improvements.

Industrial growth drove the rise in domestic demand for electricity and gas to an extent similar to the product increase. As regards gas, the massive conversion of motor vehicles to CNG fuel due to the large price differential against other fuels was a factor of utmost importance. The Argentine Government and oil companies executed an agreement to maintain fuel prices in light of the increase of crude oil international prices, setting a barrel price cap. Unlike gas production, which exhibited a 9.5% increase as of the month of November, oil production fell by approximately 2% in the year, although showing an increase of over 4% in crude oil processing (increases in diesel oil, asphalts, lubricants, regular gasoline, LPG, and fuel oil and a decrease in special gasoline, kerosene and fuels used in retropropulsion). On the other hand, the Argentine Government has started the process of renegotiation of agreements with privatized utility companies, establishing a tentative calendar, although no actual changes in relation to rates have yet occurred.

The balance of trade continued exhibiting a strong surplus (favored by the increase in commodity prices and the soybean boom, although limited by the strong increase in imports) which -together with the continuity of the partial foreign debt default- enabled the display of an excess supply of foreign currency. Only the recurring purchases by the Central Bank, supported by the explicit intention of the Argentine Government to maintain a high rate of exchange, prevented greater appreciation of the Peso. The then prevailing high liquidity enabled the abrupt reduction in interest rates and the gradual extension of maturities. Inflation, on the other hand, was less than 4%.

The anticipated opening of the “corralón” (reprogramming of deposits held in banks) was carried out without severe consequences and the financial system kept recovering deposits at good speed in spite of the low interest rates. Placements have concentrated mainly on short terms and current and savings accounts. Credit to the private sector ceased to fall in the second half of the year and exhibited a very mild recovery in the last few months. Congress approved the compensation to financial institutions for asymmetrical indexation and in turn, it was determined that credit indexation according to the wage-based index will terminate in March 2004. A state-guaranteed salvaging plan for delinquent mortgage debtors was also formulated.

Kirchner, former governor of Santa Cruz, was elected president after former president Menem’s withdrawal from the runoff election.  Despite achieving a percentage of less than 25% and second place in the first round, the president’s alliance with his predecessor Duhalde and the results of the subsequent provincial elections consolidated his power. Currently, he has a high level of acceptance among the public.

Finally, a new long-term agreement with the IMF, which fiscal goals have been exceedingly met to date, was executed in September. The government has taken the first steps towards restructuring the defaulted public debt, although a slow-paced negotiation is expected.  The original Argentine proposal has been aggressive, includes a 75% reduction in the nominal value of the defaulted debt and significant changes as regards payment conditions –rates and terms-. Creditors have rejected it and the actions filed in New York are setting the pace and generating the main definitions of the renegotiation.

Latin America

The Brazilian government carried out a remarkable task and was able to reverse the negative expectations exhibited by the market since late 2002 upon the uncertainty caused by the economic plan implemented by the newly elected government.  At that time, the exchange rate was undergoing a strong escalation that was rapidly spreading into the inflation rate, and the country risk was above 1400 basis points, after having exceeded 2000 basis points. At year-end, the exchange rate strengthened significantly and remains below R$3/US$, inflation has been controlled and the country-risk declined below 500 basis points.  In addition, the country exhibited a record trade surplus of about US$ 24 billion, recording a growth of over 20% in exports and largely offsetting the decline in direct foreign investments. At fiscal level, Brazil achieved a 4.25% GDP primary surplus exceeding the requirements established by the IMF, which enabled new access to the international capital market under very favorable terms, further facilitating private sector debt refinancing and leveraging on the strong liquidity at international level.  However, the cost of this stability, with high interest rates and stringent fiscal discipline, has been paid in terms of lower economic growth –estimating GDP variation throughout the year at barely over 0%-, higher unemployment level, discouragement of long term investments and a public debt/GDP ratio of no less than 57%.  In order to rapidly recover growth, once inflation and the exchange rate were under control, Brazil implemented an aggressive Selic rate cut and consumption-stimulating programs and exhibited signs of recovery in economic activity towards late 2003.

In the political arena, the government has passed its first test with the arduous approval of the crucial Pension System Reform and the first stage of the Tax System Reform, thus making progress on the commitments assumed with the IMF. This progress has demonstrated the government’s political capacity to attain the necessary consensus in Congress and support from influential governors.

In 2003, Brazil became a major player both at regional and international level. Locally, it strongly boosted Mercosur’s institutionalization, prioritizing its political nature over its economic nature as well as increasing the number of affiliated members. Internationally, through the formation of the G-20 at the WTO meeting, Brazil led the U.S.A. and the European Union to reformulate their commercial strategy, adopting a strong negotiating position against ALCA (FTAA) on behalf of the Mercosur, which enabled the achievement of a more flexible agreement and, eventually, the recent free trade agreement between Mercosur and the Andean Community of Nations.

The Venezuelan economy shrank by approximately 11% in 2003, accumulating an aggregate drop of over 20% in the last two years, despite the high oil prices recorded in such period. Throughout the year, though especially during the first quarter, the high level of social unrest and political conflict reigning in 2002 persisted, severely affecting economic activity. The oil strike, ended in February, forced the application of a stringent exchange control to cope with the sharp loss of reserves pressuring over the exchange rate. A price control scheme was also implemented for basic commodities in order to curb the inflationary escalation. While these measures enabled gradual recovery of reserves as oil production returned to normal –with high crude oil prices-, the restrictions imposed resulted in a sharp decline in imports and affected the general level of activity, particularly in the non-oil sector. Both shortage problems and the emergence of the black market were observed. Unemployment rose and poverty indexes soared.

The improvement in the position of reserves combined with the high international liquidity enabled a significant decline in the country risk, to below 600 basis points, and the country improved its credit rating.  Thus, it was feasible to carry out transactions involving foreign debt refinancing and bond swaps as from mid-year. Placements in the domestic market of dollar-denominated public debt payable in Bolívars, at the official exchange rate, helped to absorb the excessive liquidity resulting from the increase in government spending in view of the revocatory referendum and reduce the pressure on the parallel exchange rate. The central government’s deficit would exceed 5%.

Through the arduous resumption of dialogue between the opposition and the government, under the observation of the “Group of Venezuela’s Friends” and the OAS, an agreement has been reached to hold the revocatory referendum that will decide on the continuity of President Chávez.  The opposition has proceeded to collect the signatures required for its request; however, the National Electoral Council is yet to issue a resolution regarding its validity by early 2004.

OUR PERFORMANCE IN 2003

Oil and Gas Exploration and Production

Unlike 2002, the year 2003 saw an upturn in the activity level and a positive change in future prospects as a result of an improvement both in the Argentine economic situation and the Company’s financial position.

In 2003, production of oil equivalent, including the affiliates’ production, dropped to 161.3 thousand boe (barrels of oil equivalent) per day or 6%. Daily oil production declined to 114.6 thousand barrels or 4% and the Company’s own gas production dropped to 280.4 million cubic feet per day or 13%.

One of the main factors having an impact on the fall in volumes was the suspension of operations in Venezuela as a result of the oil strike organized at the beginning of the year. The drop in production volumes also derives from the restrictive investment policy implemented in 2002 which, though formulated for financial reasons, also resulted in delays in the development of hydrocarbon projects. This, in turn, did not allow to cover the fields natural decline.

In addition, it is worth noting that during the first quarter of the year the Company started gas exports to Chile from the Austral basin.

In 2003, capital expenditures totaled P$762 million, accounting for a significant increase compared to P$595 million in 2002. Capital expenditures in 2003 were focused on maintaining production and increasing cash generation, giving priority to countries and products having greater contribution.

During 2003, 206 wells were drilled, 185 of which are located in Argentina and 288 units were subject to workover activities, 159 of which are located in Argentina.

As regards gas production, due to uncertainties prevailing about the recovery in sales prices, investments mainly in connection with the Neuquén basin were postponed.

At the Cóndor-Cerro Redondo-H.V. field in the Santa Cruz II area, 2 satellite structures were drilled in connection with gas from the main fields, using interpretations of the 3D seismic shot in such mature fields. The results obtained allowed to maintain production levels to meet gas demand for exports to Chile.

At the Campo Indio Magallanes field located in the Santa Cruz I area delimitation activities continued at the field discovered in 2002 and 2 wells were successfully drilled. In view of the good results obtained, the Development Plan activities will continue over the next two years.

Capitalizing on the competitive advantages offered by the Austral Basin fields compared to the Neuquén Basin fields, derived from the gas export contract, partially dollarized agreements subscribed with industries and the richness of gas for the production of liquefied petroleum gas (“LPG”), compression works were completed at the Campo Boleadoras field, in the Santa Cruz I area, and the first development stage started at La Paz field. Connection and final development of this field is anticipated for the year 2004, with the consequent sales increase of 1 million cubic meters per day.

Following the approach involving greater risk developments, drilling of 6 high-risk wells in Santa Cruz I and II areas resulted in the discovery and delimitation of new accumulations denominated Laguna de Oro Este (oil), La Paz Sur Terciario (gas), Barda Las Vegas Norte and María Inés Sur (oil). As regards the latter discovery, drilling of two wells allowed to double the field oil production to 10,000 bbl/d. Based on these excellent results, the original 3D seismic was reinterpreted for the purpose of looking for upside potential during  2004.

In the Jagüel de los Machos Area and following the 3D seismic works, drilling of high risk wells continued. Banderita Este accumulations were discovered and delimitation activities were performed at Banderita Oeste, resulting in oil production volumes of 1,000 bbl/d. Delimitation and gathering works in connection with such accumulations will continue throughout 2004.

At the El Medanito field and in line with secondary recovery mature projects, infill drilling operations were conducted in 27 wells, under the “turnkey” modality. This allowed to improve the project profitability.

At the Puesto Hernández field and in line with the project started in 2002, progress was made in connection with the mass implementation of the “infill” project at Fm Rayoso. Fifty seven (57) wells were drilled and 65 additional wells are expected to be drilled during 2004.

In Block 18 in Ecuador, 4 wells were drilled at the Palo Azul field, 2 wells in the same field were subject to workover activities and works at the early production facilities were completed, this allowing to handle a gross daily production of 20 thousand barrels. The Block includes 6 producing wells, 1 of which is located at Campo Pata field  and  5 at Palo Azul field. Accumulated oil production totaled 3.8 million barrels and total daily oil production was 17 thousand barrels as of December 31, 2003.

In Block 31 in Ecuador, two exploratory wells were drilled: Nenke x-1 and Minta x-1, both of them being oil producing wells. The first well allowed to comply with the commitments assumed in connection with the second Exploratory Period. Interpretation of 600 km of 2D seismic acquired in the eastern and northeastern areas of the block was also performed. The 3D seismic cube (167 square km) was reprocessed to ensure better adjustment to 2D seismic. On December 23 the first stage of the Environmental Impact Study was submitted and is pending approval. The second stage will be submitted early in 2004. Once both authorizations have been granted, the block Development Plan will be deemed approved.

In Peru, exploratory results obtained so far, in connection with Lote XVI (Talara Basin) and Lotes 99, 34 and 35 (Ucayali Basin), allowed to determine not to proceed to the next exploration stage.

In November 23, 2003 the Congress of the Republic of Peru enacted the "Law for the Promotion of Investments in Exploitation of Hydrocarbon Resources and Marginal Reserves Nationwide”, for the purpose of increasing hydrocarbon production, reducing the balance of trade deficit and contributing to the social and economic reactivation of the country and hydrocarbon-related regions, through a reduction in royalties or an increase in the compensation agreed upon in the agreements in force. Perupetro, within a 60-day maximum term as from the effective date of the Law, will propose Operating Companies a reduction in the royalties agreed upon or an increase in the compensation provided under either License Agreements or Service Agreements. To date, Petrobras Energía S.A. has started negotiations to agree with Perupetro on the royalty reduction percentage provided under the Law within the terms contemplated thereunder.

In Venezuela, activities were focused on facilities improvement and construction, with 35.4% of aggregate investments in such country allocated for such purpose. Well reactivation and drilling activities started towards the end of the first quarter given the restrictions imposed by the oil strike held at that moment. In the Oriente areas 33 well reactivations and 3 drillings were performed. In the Occidente areas 1 well reactivation and 4 drillings were performed, with 35% of aggregate investments in the country allocated for such purpose. In addition, major activities were conducted in connection with extraction improvement and well equipment, mainly at Oritupano Leona field where 23 extraction improvements were performed.

In the calls for bids launched by PEMEX for the operation of areas under multiple service contracts (CSM), Cuervito and Fronterizo blocks were awarded to a joint venture composed by Petrobras, Teikoku and Diavaz (PTD). Under a service agreement, Petrobras Energía S.A. will perform as contractor and provide the joint venture with the technical and operating support required for the operation.

During 2003, Catriel Oeste and Faro Vírgenes areas were sold. They both represented low production assets, with no significant potential and high operating costs.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2003, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates, amounted to 758.1 MMboe (569.1 million barrels of oil and 1,134.8 billion cubic feet of gas). This accounts for a 6.7% decline compared to reserves certified as of December 31, 2002 (4.1% for liquid hydrocarbons and 13.6% for natural gas).

During the 2002-2003 period, the change in the investment dynamics for all the Company’s businesses, focused on maintenance of adequate liquidity levels and cash generation affected the reserve replacement strategy. Production of proved undeveloped reserves was prioritized with the consequent drop in the level of area exploration and acquisition activities (a major source of reserve replacement) in comparison with the ideal levels for the previous years, with the resulting adverse effect on the addition of reserves.

In line with the above mentioned, during 2003 fiscal year the reserve replacement ratio was 33%, due to the fact that production of 57.9 MMboe was partially offset by a net addition of 19.3 MMboe as detailed below:

*     Implementation of secondary recovery projects added 26.7 MMboe.

*    Extensions in connection with known accumulations and discoveries as a result of the good results achieved in drilling and workover campaigns added 33 MMboe.

*    In addition, and based on the performance of the different fields and the projects implemented during 2003, negative technical reviews totaled 40.4 MMboe mainly attributable to an adjustment in the forecasts for fields where secondary recovery operations were performed.

In addition, reserves dropped by 15.9 MMboe due to the sale of Catriel Oeste and Faro Vírgenes areas in Argentina.

Liquid hydrocarbons and natural gas account for 75% and 25%, respectively, of total proved reserves. Sixty per cent (60%) of total proved reserves are located outside of Argentina. Foreign operations’ higher share mainly reflects reduced investments in Argentina compared to gas projects, which were restricted by lower prices in the domestic market, with the consequent adverse impact on the addition of reserves through improvements resulting from recoveries, extensions and discoveries.

As of December 2003, at 2003 oil and gas production levels, total oil and gas proved reserves account for a 13.1-year horizon.

Hydrocarbon Marketing and Transportation

Hydrocarbon Marketing

In line with the strategy designed to optimize the gas value chain and expand production-related business opportunities, in 2003 the Company kept on performing operations related to the provision of oil, gas and LPG brokerage services to other producers.

Hydrocarbon Transportation

Transportadora de Gas del Sur S.A. (“TGS”)

In the year 2002, marked by a substantial transformation of the Argentine political and economic context, the Company’s business  was seriously deteriorated. As a result of such crisis, TGS implemented a series of measures aimed at protecting its assets, continuing its activities and particularly adjusting to the new prevailing scenario.

In 2003, the gas transportation regulated segment satisfactorily met an additional demand generated by the industrial reactivation and mainly by the shift of demand towards natural gas as a more economical fuel. Throughout the year, TGS increased its committed firm transportation capacity from 60.7 MMm3/d to 61.4 MMm3/d.

In such respect, the increase in demand was efficiently met as a result of the significant investments made by TGS since its privatization until 2001. From 2002 on, the investment flow was exclusively focused on maintenance of the gas transportation system, adhering to the quality standards set in the Company’s policy designed to protect the environment and meet customers’ demand, through a continued improvement process in line with the requirements set under ISO 14.001 and 9.001 standards.

The relative growth of the unregulated segment, which contributed 47% of revenues, is worth a mention considering the significant deterioration of the regulated segment. The growth in the unregulated segment derived from the combined effect of increased volumes and a significant improvement in prices, since a significant portion of LPG production is marketed abroad and domestic market prices increased up to a level close to export prices.

During 2003 and as a result of the agreements subscribed with gas producers at the Neuquen basin, TGS increased the richness of the gas reaching Cerri Complex for processing purposes. Under such agreements, TGS could restore LPG production levels to 2000 fiscal year levels thus lessening the impact of competitive projects.

Oleoductos del Valle S.A (“Oldelval”)

During 2003 fiscal year, oil volumes transported from Allen to Puerto Rosales remained almost unchanged with a slight 1.17% decline to 60 million barrels, as a result of the fields natural decline at fields in the Neuquén basin and the sustained growth of exports to Chile through the Transandino Oil Pipeline.

In addition, during the year under review works were performed to secure reliability of the pumping system and minor expenses required for system operation were made. The most important investment involved the change of a 20 km section in the discharge area at Salitral Pumping Station.

New pipe casings were installed and minor pipe sections were changed. In urban areas and special crossings, protection slabs were installed over pipes in order to reduce breakage risks by third party actions.

Oleoducto de Crudos Pesados LTD (“OCP”)

In 2003 the oil pipeline construction works were completed. After performance of maximum flow tests and approval by the Ministry of Energy and Mines, the oil pipeline officially started commercial operations on November 10, 2003.

The oil pipeline is 503 km long and has a 450,000 bbl/d transportation capacity. The Company entered into an agreement to ensure an oil transportation capacity of 80,000 bbl/d, for a term of 15 years.

The cost of the construction works was US$ 1.4 billion, US$ 190 million higher than the initial quotation. This higher amount was financed through loans and capital contributions by shareholders in the amount of US$ 150 million and US$ 40 million, respectively. Petrobras Energía did not make such contributions, thus resulting in a dilution in equity interest to 8.96% from 15%.

The oil pipeline runs across ecologically sensitive areas. Therefore, it has been constructed under the most stringent technical and environmental protection standards.

This venture represents a milestone in the development of the Ecuadorian oil industry potential.

Refining

The Market

In the year under review, the Argentine liquid fuel market continued to be adversely affected by the growth of compressed natural gas (CNG) as substitute fuel. High taxes imposed on diesel oil and gasoline consumption still impair a free market performance, encouraging the use of CNG to the detriment of liquid fuels.

For the above mentioned reasons, the gasoline domestic market shrank 10% in 2003 in line with the downward trend evidenced in the previous 8 years. The drop in the demand for gasoline totaled approximately 60% in the 1995-2003 period. However, the Company’s share in the gasoline market climbed to 3.1% from 2.9%.

The diesel oil domestic market grew approximately 4% in 2003, evidencing a demand recovery for the first time after a 4-year shrinkage. The market prolonged downward trend recording a 16% drop in the 1999-2002 period was broken. In addition, Petrobras Energía’s share in the diesel oil market increased to 4.6% in 2003 from 4% in 2002.

Downstream

Complementary Businesses with Petrobras

Business management in 2003 was mainly focused on the identification and subsequent development of competitive advantages resulting from the complementary nature of businesses with Petrobras.

In such respect, the Refining segment actually is one of the businesses having the most immediate impact in terms of the joint development of businesses, both in Argentina and abroad. Some opportunities have already materialized in the year under review, with outstanding results for the Company.

In such respect, it is worth mentioning the sale of 210 thousand cubic meters of diesel oil to EG3 throughout 2003, which allowed to increase crude oil processing at San Lorenzo refinery to levels much higher than those recorded over the last years and in a profitable terms for the Company. This was possible because EG3 must import diesel oil since its production capacity at Bahía Blanca Refinery is not enough to supply its extensive retail outlet network. In contrast, since the Company’s diesel oil production at San Lorenzo exceeds the demand from its gas station network, historically significant volumes are exported to other countries in the region. This generates permanent opportunities for complementary businesses between both companies.

In addition, an agreement was subscribed for marketing Lubrax lubricants in the gas station network. These lubricants manufactured by Petrobras attained a 9% significant share in the domestic market in a relatively short period of time and experienced the highest growth among lubricants in 2003, with a 40% increase in sales compared to 2002. The technical, commercial and advertising efforts Petrobras is making for the development of the Lubrax brand considerably support the Company’s sales growth in this segment.

Agreements were also made to use the Petrobras brand in 7 gas stations owned by the Company, with the resulting benefits in commercial terms. It is worth mentioning that over the last few years Petrobras has managed to build an excellent image of its brands, products and services in Argentina, currently competing with the image offered by fuels and lubricants market leaders. Negotiations continue over a long term agreement for the use of the Petrobras brand in all the Company’s gas stations.

The operations

In 2003, crude oil volumes processed also increased significantly to 32.6 thousand barrels per day, accounting for a 20.3% increase compared to 2002.

The Company continued to implement its commercial strategy relating to the gas stations development. In this respect, 7 new retail outlets were opened. The network currently includes 120 retail outlets: 85 gas stations (8 are directly operated by the Company), 20 Diesel Centers, 6 Mobile Diesel Centers and 9 agro-services.

In 2003 the Company implemented the new sales system involving “Tarjeta Flota”, aimed at increasing sales volumes and building a more stable and long lasting loyalty relationship with customers. At year end, this new system included 45 affiliated retail outlets, 150 customers and a sales volume of 700 cubic meters per month.

As regards asphalts, during 2003 the Company reached a 24% market share in Argentina. This represents a material improvement compared to the 17% share in 2002 and ranks the Company in the second place in the market. Polymer-modified asphalt sales were first made in 2003 and reached 2 thousand tons, a really significant volume considering a 4 thousand ton total market in the country.

Asphalt exports to Bolivia and Paraguay increased to 31.9 thousand tons, accounting for an 80% increase compared to the previous year and setting a record for the Company.

Refinería Del Norte S.A. (“Refinor”)

Gas volumes processed totaled an average of 16.7 million cubic meters per day, 10% higher compared to 2002. Crude oil volumes processed averaged 17.6 thousand barrels per day, accounting for a 6% reduction compared to previous year, due to a lower crude oil availability.

During the year under review, 5 new retail outlets were included in the network, 1 of them directly operated by the Company. As of closing of 2003, the gas station network comprised 78 retail outlets, 14 of them owned and directly operated by the Company.

New progress was made in quality, environmental and safety management. Six gas stations operated by third parties were certified under ISO 9001 Standard. Thirteen gas stations operated by Refinor were certified under ISO 14.001 Standard and all of the Company’s  industrial operations were certified under OSHAS 18001 Standard.

In 2003, a record involving 8 years without disabling accidents in industrial operations was set.

In May 2003, the gathering and compression system which collects rich gas from the Chango Norte Field involving investments for approximately US$ 13 million started operations and in November the new LPG dispatch plant at Güemes (a US$ 2.8 million investment) also started operations.

Empresa Boliviana de Refinación (“EBR”)

In 2003, an average of 32.6 thousand barrels of crude oil per day was processed, a volume similar to that recorded in 2002.

In January 2003, under Supreme Decree 26,926 changes were introduced in the pricing method for products refined in Bolivia. These changes had a very strong adverse effect on EBR since they resulted in no profit margin for the Company.

This situation was partially offset by EBR, mainly through a reduction in crude oil purchase prices resulting from the renegotiation of supply agreements with oil producers.

Subsequently, in June 2003, Supreme Decrees No.27,064 and 27,065 whereby an incentive for diesel oil production was granted and changes in product specifications were issued with the resulting increase in production.

Improvement investments were made in the lubricant plant at the Cochabamba refinery and the crude oil distillation unit at the Santa Cruz refinery.

During the year under review, the EBR commercial network, through its subsidiary EBD, incorporated 6 new retail outlets, totaling 81 gas stations.

Petrochemicals

Styrenics - Argentina

In 2003, the international market was characterized by a strong increase in the price of benzene, main raw material for styrenics production. Such increase was approximately 27% in line with the oil price upward trend. International prices of styrene and polystyrene, however, increased approximately 15% compared to previous year.

In 2003, in a context implying a strong recovery in the industrial activity level in Argentina, the demand for styrene, polystyrene and rubber grew 38%, 14% and 19%, respectively. Consequently, the Business total sales in the domestic market significantly increased to 104 thousand tons from 84 thousand tons in 2002.

The Mercosur region and Chile continued to record a shortage in terms of styrene in contrast with an excess supply of polystyrene, mainly due to increased production and a lower demand in the Brazilian market.

Production at Puerto General San Martín and Zárate plants was adjusted to the new scenarios prevailing in the domestic, regional and international markets. Transformation of styrene into polystyrene was reduced so as to take advantage of opportunities to export styrene to regional markets with good profit margins.

In such respect, the styrene plant reached a 106 thousand ton production, 8% higher compared to previous year while the polystyrene plant’s production totaled 57 thousand tons, 7% lower compared to 2002.

Bi-oriented polystyrene (BOPS) production set a 11 thousand ton record, accounting for a 64% increase compared to the previous year, allowing to support the strong increase in export sales. In fact, in 2003 a record was set for BOPS exports (8 thousand tons), the main destinations being the European and United States markets.

Petrobras Energía received an Award granted by Fundación Export-Ar in the “Asociatividad para la Exportación” category for its “BOPS Exporting Platform” project designed to increase the Company’s sales, fostering exports by clients and opening new markets abroad.

Rubber production totaled 55 thousand tons, 11% higher than in 2002. In 2003, rubber sales volumes in the domestic market were the highest in the last five years, due to a significant increase in demand and Petrobras Energía’s higher share in such market. SBR rubber export volumes remained unchanged compared to the previous year while Petrobras Energía’s presence in the Brazilian market further consolidated.

Puerto General San Martín and Zárate plants’ operations were certified under the 2000 version of ISO 9001 Standard, thus securing a continued improvement in all operating processes.

Summing up, during 2003 the Business economic performance was good, profit margins improved with low levels of stocks and trade receivables. The styrenics Business along with Innova helped consolidate Petrobras Energía’s leading position in the Mercosur’s styrenics market and its commercial presence in Chile.

Innova

In 2003, international prices of benzene and ethylene, raw materials used by Innova for styrene production, significantly increased an average of 27% and 25%, respectively, in line with the upward trend of international prices of crude oil and its by-products. These higher international prices resulted in similar increases in Innova’s costs, which could be reasonably passed through to the products’ sales prices in the market.

Though styrene demand in Brazil grew 8% in 2003, polystyrene demand recorded a 10% significant decline, partly due to the markets’ expectant attitude during the first half of 2003, as a consequence of the change of authorities in the Argentine Government.

It is worth noting that polystyrene supply in Brazil increased during 2003, mainly due to an increase in Videolar production, a company located in Manaos. This generated excess supply and increased market competition.

In 2003 the plants operated regularly, with a 179 thousand ton total production, lower than the 195 thousand ton production recorded in 2002, mainly due to market reasons.

Innova’s operations were adjusted to this new market scenario. Polystyrene production was reduced and styrene sales volumes in the domestic market were increased.

Accordingly, Innova’s total sales volumes in the domestic market totaled 168 thousand tons in 2003, slightly lower than the 177 thousand tons recorded in 2002. As regards the international market, Innova continued to export products as in 2002, particularly to Africa and the United States.

In Brazil, Innova’s products were successfully approved by important polystyrene clients implementing stringent supplier rating system. In such respect, Yakult approved polystyrene RB351M, a new product developed by Innova, thus becoming the third world supplier rated by this important client. Sony also granted Innova the "Green Partner" certificate, being the only polystyrene supplier in Brazil which received this rating.

In addition, it is worth mentioning that a new polymerization laboratory for research, product development and technical assistance to the Company’s clients was opened.

In short, Innova closed the 2003 fiscal year with good economic results, also consolidating Petrobras Energía’s leading position in the regional styrenics market, even considering the adverse scenario presented by a more recessive and competitive domestic market compared to 2002.

Fertilizers Division

Good international prices for grains in 2003 created a favorable scenario for farming activities in Argentina, with a significant growth in sown areas, record soybean harvest and an increased use of nutrient mixes. Droughts in the provinces of Córdoba, La Pampa and Buenos Aires did not affect this general positive trend. Accordingly, total demand for fertilizers in Argentina recorded a 31% sharp increase.

In 2003, total fertilizer sales volumes increased 32% while liquid fertilizer sales volumes grew 38%. Petrobras Energía thus maintains a leading position in the solid fertilizer Argentine market and also became the leading producer of liquid fertilizers.

In such respect, works aimed at facilitating liquid fertilizers logistics at the Plant and customers’ facilities were performed. Consequently, the liquid storage capacity at the Campana Plant increased to 40 thousand tons in 2003 from approximately 6 thousand tons in 2002.

Construction works in connection with a Thiosulphate plant were approved and started, involving an US$8 million investment. The Thiosulphate fertilizer adds nitrogen and sulphur. In addition, UAN production capacity at the Campana plant doubled.

Production at the Campana Plant reached 193 thousand tons of urea, slightly lower than the 199 thousand ton record production in 2002, and 184 thousand tons of liquid fertilizers, recording a significant increase compared to 145 thousand tons in 2002.

Petroquímica Cuyo S.A.

In 2003 polypropylene international prices were higher than those recorded in the previous year and the evolution of prices in the domestic and international markets was similar.

In the year under review, the polypropylene domestic market grew significantly and reached volumes similar to those recorded in 2001. The situation involving a sharp demand shrinkage in 2002 as a consequence of the Argentine economic crisis thus reversed.

In line with this market scenario, in 2003 production at the Luján de Cuyo plant exceeded the historical record production, reaching a 7% increase compared to 2002.

A new “random block” polymer family, delivering high added value, was developed and produced.

Sales for the “Cuyotec” Special Poliolefin line of business grew 40% compared to previous year. The first stage relating to the Company’s international positioning strategy was completed. Such strategy was designed to promote the Company’s special products in the USA and European markets.

Electricity

The Market

In 2003 total power generation, including exports, recorded a significant 6.6% rise compared to 2002. In the domestic market, the increase in power generation was even higher, accounting for a 7.4% rise compared to the previous year.

In the winter season, gas supply restrictions at power plants increased compared to previous years. As regards hydraulic generation, contribution by incoming flows declined as from the second half of the year, compared to historic average values, as a result of fewer snow water feeding the river basins.

Electricity Generation

Genelba Power Plant ("The Power Plant")

In 2003, the Power Plant reached a 96.5% availability. A continued improvement of this indicator was evidenced by a very satisfactory reliability level. Unscheduled shutdowns  reached only 0.4%. As a result, the guaranteed supply compensation scheme was successfully complied with and additional revenues in the amount of P$ 17 million were recorded.

In 2003, minor routine maintenance works were performed, in compliance with the manufacturer’s standards. No deficiencies were detected.

The Power Plant continued improving its participation in the Primary Frequency Response operation mode along with the full combined cycle and operated with a margin higher than that of its competitors. The associated system was designed by the plant engineers and Genelba was the first power plant of its type worldwide to provide this service to the interconnected system. In 2003, the US Patent Office granted the Company the patent rights on the above mentioned system. All necessary steps are being taken to obtain the pertinent patents in Europe and Argentina.

Pichi Picún Leufú Hydroelectric Complex

In 2003, contribution by incoming mean flows of Limay and Collon Curá rivers was lower than the average historical contribution (6% and 5%, respectively). These water supply levels resulted in a 1061.4 GWh generation volume and a 42.3% plant factor. The level of power discharges as a result of spilling of water without generation was very low (0.4 Gwh).

In 2003, the three generating units were subject to routine inspection and maintenance works. During inspections, trials, tests and disassembly works, turbogenerators, transformers and auxiliary equipment showed very good performance and general conditions. In addition, international experts carried out a safety technical audit of the dam and obtained highly satisfactory results.

Electricity Transmission

Transener S.A. (“Transener”)

In 2003, and in spite of the restrictions imposed under Law 25,561, the “de-dollarization”  of utility rates, the lack of definitions in terms of rate adjustments and the uncertainty resulting from the concession contract renegotiation process, the Company continued to perform operations in compliance with the quality standards committed, meeting all the requirements provided under the Concession Contracts, within a framework characterized by the permanent need to optimize scarce resources and continuously and thoroughly review operating costs and investment programs.

Throughout the year, the company’s own failure rate in transmission lines remained at satisfactory levels (0.51 failures every 100 km of lines), well below the 2.50 limit provided under the Concession Contract.

As regards the unregulated business segment, the presence of Transener Internacional Limitada consolidated in Peru, in Brazil through compliance with operating and maintenance agreements, in Paraguay through the affiliate of Transener of Argentina and in Panama through Transba. Thus, the Company has excellent prospects in America for new business opportunities and the provision of different electricity services.

Transba S.A. attained very satisfactory quality indicators in terms of failure rates in lines (2.04 failures every 100 km of lines) as a result of the implementation of automation devices and new electronic protections, in addition to major investments in prior years.

Yacylec S.A. (“Yacylec”)

During 2003, activities at Yacylec were conducted in regular operating and maintenance conditions. In addition, all Yacylec’s facilities were certified under ISO 14.001 standards.

Electricity Distribution

Edesur S.A.(“Edesur”)

The enactment of Law No. 25,561 deeply affected Edesur’s situation since it damaged the Company’s economic-financial equation and its ability to comply with contractual commitments under the terms originally agreed upon. For such reason, the Company efforts were focused on refinancing financial liabilities, taking measures to reduce risks and optimizing working capital. Based on these guidelines, the Company managed to refinance all maturities and improved indebtedness terms and average costs.

In spite of the limitations imposed by severe financial restrictions, Edesur endeavored to make all investments required to support energy supply, totaling P$ 110.5 million.

In 2003, total annual sales were 12,658 GWh, including 2,152 GWh for distribution services provided to large users, accounting for a 4.2% increase compared to 2002.

In terms of energy power loss control, the accumulated rate was 11.8% for the last 12 months. Edesur implemented a special plan to control losses and default in payment, which allowed to reverse the growing upward trend of such indicator.

Environment, Quality, Occupational Health and Safety (EQOHS)

Environmental, Quality, Occupational Health and Safety management is an integral part of the Company’s businesses and performance expectations in this area are clearly reflected in our mission, policy and business strategy. With the goal of meeting this environmental responsibility commitment in mind -through projects and investments focused on environmental impact minimization and personnel safety and health assurance- we maximize results and add value to our operations.

Many of the achievements accomplished in this ongoing process in search for excellence have been favored through actions promoting integration with our controlling shareholder, Petrobras. We will continue capitalizing on this synergy, within the framework of the EQOHS Guidelines, designed to develop and improve our Integrated Management Systems.

Along these lines, we understand our efforts cannot be individual. We thus promote a process of joint development with our personnel, customers, suppliers and the community at large, confronting issues and dealing with solutions firmly and responsibly.

Policy and Guidelines

Through the EQOHS policy, the Company commits to preserve the environment where it operates and safeguard the safety and health of personnel, contractors and neighboring communities.

Based on this commitment, the consolidation of our management efforts leans on the Safety, Environmental and Health Guidelines, designed as a new and effective tool to be used by each unit to develop, correct and improve their own dynamics.

Integrated Management

For several years now, we have been working strongly so that Company-controlled and operated activities, both in Argentina and abroad, may have Integrated Management Systems. Thus, the efforts and resources involved in each operation are geared towards the fulfillment of goals, critically reviewing performance for continued improvement. We currently have over 90 certifications in terms of Environment (ISO 14001), Quality (ISO 9001) and Safety and Occupational Health – S&OH (OHSAS 18001/IRAM 3800), which are updated through periodical audits performed by third parties.

In 2003, besides renewing the certificates attained through 2002, we added new achievements.  Thus, at Refinor we completed Quality and Environmental certification for the entire owned network of Gas Stations and S&OH certification for the entire Industrial Operation.  ISO 9001 certification was also attained for five of the six Gas Stations owned by third parties.

Risk Minimization

Based on the EQOHS Management System, we ensure the evolution of our operations in an effort to generate improved results and greater value for the business:

Operation under international standards

Potential environmental, individual safety or health impacts directly or indirectly associated with the Company’s operations are evaluated on the basis of rigorous risk analyses, to ensure their appropriate treatment and disposition. To this end, each operating unit has established adequate procedures which are periodically reviewed and based on standards and guidelines set by the Company.

Environmental audit

In early 2003 the Company hired an internationally renowned consulting company to conduct an environmental audit aimed at finding new opportunities for improvement and operational excellence.  Along these lines, the Company has approved a US$23 million investment plan for the next two years that involves improvements in contingency prevention systems and production facilities.

Specialized studies at our facilities

During 2003, with the assistance of expert technicians, the Company conducted a thorough study of duct and tank integrity as well as of risks in maritime and ground transportation, taking into account legal compliance and international standard issues.  Based on the above, technical proposals and technological alternatives ensuring reduction of associated risks are under evaluation.

Health and Life Quality

Setting employees’ life quality as a priority, within the framework of the Program for the Promotion and Protection of Health (PPH), we developed actions involving health promotion, stress management, physical activity, psychoactive substance management, healthy nutrition and accident prevention plans.

Continuous Management Evaluation

Management performance is evaluated on a monthly basis using indicators.  Fulfillment of goals and objectives for individual business units is verified in terms of atmospheric emission reduction, liquid effluent discharge and generated and accumulated waste treatment or minimization.  In addition, we ensure no safety incidents or facility damages occur, implementing corrective or preventive actions as deemed necessary.

Integration and Synergy

During 2003, the Company has strengthened its strategy in the process of integration with its controlling shareholder, Petrobras.  The “Atmospheric Emission Inventory System” Project implemented at Petrobras in September 2002 has been under development since July 2003.  The main goal of this project is the development of an applied tool for atmospheric emission management.  The task involves the development of a data collection, use and communication system that will enable systematic evaluation of the Company’s environmental performance in relation to its emissions, identifying key issues and technologically analyzing the introduction of improvements resulting from their reduction.

Joint Development with customers and suppliers

In October 2000, the Federal Council of Investments (CFI – Consejo Federal de Inversiones), the Argentine Business Council for Sustainable Development (CEADS - Consejo Empresario Argentino para el Desarrollo Sostenible) and the Argentine Institute of Normalization (IRAM - Instituto Argentino de Normalización) executed the Agreement whereby the “Business Sponsorship Pilot Program” was developed.  Such program consisted of technical assistance, coordination and training of human resources for the development of 12 PYMEs (small and medium-sized companies) who are either suppliers or customers of CEADS Member Companies (six of them sponsored by the Company) in order for them to properly implement their Quality Management (ISO 9001) and/or Environmental Management (ISO 14001) Systems for Certification purposes.

The program’s customer and supplier sponsorship experience provided an excellent opportunity to strengthen the relationship, combining our efforts towards the challenge of continued improvement in a framework of social responsibility.

In summary, by securing certifications, implementing projects and investments geared towards environmental impact minimization and ensuring personnel safety and health, added to the commitment of the company members towards EQOHS, we were able to maximize results and add value to operations, thus consolidating the significant evolution of EQOHS management and, as a result, the sustainable development of the business.

HUMAN RESOURCES

Human Evaluation: identification, integration and internal growth

In a year where special emphasis has been placed on the process of bringing the culture of the Company closer to that of its controlling shareholder, where professional projects are evaluated and renewed due to the impact of a new reality, it was essential and necessary to renew the entire personnel’s commitment at internal level, stressing knowledge and the identification with the Company’s brand and new proposal.

We specifically focused on aligning policies, bringing individuals together, disseminating facts about the culture, activities and achievements of the new controlling shareholder, encouraging optimization of work schemes and new labor relations in order to avoid conflict and ensure the good disposition of individuals.  Thus, we were able to consolidate the efficiency and quality of responses to the new situation.

Therefore, actions geared towards reinforcing the Petrobras Employment Brand and its attractive were the guiding force of management and the global objective.  The intense task involving the study and analysis of the different Human Resources policies and tools to capitalize on the synergies resulting from each Organization’s skills and strengths is noteworthy.

Integration: Capacity to adapt

We worked hard and continuously on cultural integration to facilitate and boost the feeling of “belonging”.  We defined an Internal Alignment Program intended to achieve employee identification with the brand and values of a highly market-oriented company. During its first stage, we conducted personal interviews with first line managers and directors and focal groups for the rest of the staff.

On several occasions, we held meetings with managers from all the companies of the Petrobras group in Argentina to effectively and expeditiously coordinate the actions of a company involved in several business segments, under the same brand.

The celebration of the 50th anniversary of Petrobras, the controlling shareholder, was an excellent opportunity to organize events favoring integration and the feeling of belonging. We celebrated this anniversary internally by emphasizing the core premise that the individuals who make up the company and their families are the focus of the Company. Celebrations were clearly geared towards the importance of having employees feel the company as something close and friendly, of their own.

We also continued with the “Breakfast Program” already implemented in 2002, and “Open Dialogue”, the main goal of which is to create a true communication channel –an open dialogue- between General Management and individuals, seeking transparency and credibility as well as room for discussion and exchange.

Boosting human capital

Simultaneously, and in order to successfully combine shared efforts, we started working on the Mission, Vision and Values of our operations.

The new objectives and opportunities set a challenging vision of growth that will attract and generate employee commitment. Within this context, we continued our efforts to implement the High-Performance culture by designing an integrated system to facilitate the establishment, follow-up and evaluation of management goals and competencies. In this regard, the challenge lies in the consistency between individual tasks and interests and the “Company project”.

We implemented “Moviliza” (“In Motion”), a program that openly communicates job opportunities within the Organization for employees to apply freely through the Intranet. Through “Moviliza” we seek to promote active employee involvement in their professional and personal development.

These tasks also enabled us to generate opportunities to integrate major technological resources, which add value to both individuals and the Organization.  We launched the Virtual Campus Project, Corporate TV and access to educational offers granted by Petrobras Corporate University.

Based on the analysis of the business Strategic Framework, Management Policies, and needs we started to redefine the Organizational and wage Structure, benefits, processes and performance management systems.

Also related to the Organizational Structure, we developed a common methodology for position survey and structure analysis and diagnosis.

Within a more certain economic context, the Company maintained its salary structure ensuring competitiveness in personnel salaries in terms of benefits and compensation. Concurrently, the Company kept favoring a labor relations policy based on respect for union representatives and sustained dialogue and negotiation.

In addition, we supported important activities carried out by the Quality, Safety, Environment and Occupational Health area through campaigns that strengthen the value of life and safety at work. We worked jointly on the Health Promotion Program, facilitating an adequate data flow. All of the above was geared towards fine-tuning and improving responses leading to a new dimension with regard to life quality, operation safety and environmental protection.

SOCIAL RESPONSIBILITY

The Company is committed to sustained growth, generating profitability within a framework of social responsibility. Respect for the individuals, the ethical values, the environment and the community is of the essence to all Company’s activities and levels.

Our community action is oriented towards the enhancement of life conditions within the communities where we operate. Ratifying our commitment with a responsible and modern approach we have generated multiple alliances with public institutions and social organizations.

Each operation has a community support strategy that varies according to the needs and bonds forged with the people and institutions at each location.

The individuals who work at our organization are our most valuable capital when developing community-oriented projects and, therefore, it is worth mentioning that the traditional spirit of solidarity inherent to our organizational culture, displayed with utmost generosity and energy during the 2001-2002 crisis, has been consolidated thanks to the countless voluntary initiatives of our employees.

SOCIAL PROMOTION

Community promotion actions

*     Through the Digital Inclusion for Social Integration Project, we promote employee knowledge and access to the new information technologies and foster the exercise of their citizenship and community involvement through their use.  The Company has provided significant technical and financial support to the CDI Foundation, and with its assistance and methodology, has established the first schools as a pilot experience at the General San Martín Plant, in Santa Fe, Argentina.

*    In Ecuador we maintained a close relationship with the neighboring aborigine communities and developed needs diagnostics.  We executed five-year agreements with annual goals for each community in order to provide assistance for health, educational and basic sanitation needs, coordinating actions with regional public agencies and institutions.

*   In Venezuela, many operations are close to urban areas where key actions have been oriented towards education, health and improvement of basic services and environmental protection.  In addition, we implemented an ongoing social program for children, teenagers and the elderly.

Voluntary work initiatives

At the Puerto General San Martín and San Lorenzo Plants we have consolidated the “Solidary Culture” work team, composed by a group of employees who have developed several voluntary projects and campaigns.

At the Campana Plant, in Buenos Aires, Argentina, we may highlight the “Solidary Soybean” project, also promoted by a group of company employees. The plant contributed the initial capital for seeds and fuel, and product sales were partially allocated to community food shelters and oat sowing activities to enable similar work in 2004.

At Innova, in Brazil, a group of employees developed the “Let’s Read Project”, aimed at boosting social insertion of children and teenagers through reading.  The contents of the 2003 edition were related to environmental protection.  To date, 2,500 books for public schools from neighboring communities have been published.

In all other business units, employees participate voluntarily in guided tours, as trainee instructors, at school lectures, in training sessions on information technology, etc.

Preventive actions

At the Puerto General San Martín and San Lorenzo Plants, we jointly developed the Mutual Assistance for Big Emergencies Program with governmental institutions and other companies.  Its goal was to train the community to act upon possible incidents or accidents.  We also implemented community communication actions to keep the community informed about events and operating changes that may rouse concerns and/or a feeling of insecurity among the population.

At the Plant owned by Refinor in Tartagal, Salta, Argentina, we jointly developed a Health Prevention Campaign with regional hospitals among aboriginal communities and at the Chaco Salteño.

At Rincón de los Sauces, Neuquén, Argentina, we implemented Measures for the Protection of the Paleontological and Archeological Resources at the Puesto Hernández Area.  This activity enabled us to acquire knowledge and experience towards the protection of these resources and helped enhance tourism opportunities in the area.

Educational activities

We implemented trainee programs for university and high-school students aimed at promoting vocations to careers related to our businesses and contributing to provide a bridge between theoretical knowledge and the real business world.

We organized guided visits to the Plants for neighboring schools to get acquainted with our activities and the quality, safety and environmental measures our operations comply with.

We may highlight the visits of Argentine and foreign groups to the Genelba Power Plant, motivated because of the fact it is the only one of its type in South America.

Through the Programs “The Company” and “Skills for Success”, implemented at the Genelba Power Plant, we boosted the entrepreneurial spirit of high school students and the link between education and work.  To launch the programs we hired the services of the Junior Achievement Foundation.  At the programs students learned to make company management-related decisions, designed a marketing campaign and prepared a balance sheet and an annual report to show the results attained.

At Refinor, under the Health Care Educator and Professional Teaching Program, educational and health care communities defined the main training and update pivotal points and the plant organized the training sessions, including symposia, seminars and lectures.

Solidary self-management work programs

At Refinor, we supported programs for ecological brick manufacturing, plastic recycling, community vegetable gardens, autochthonous species greenhouses, farms, furniture building, flour mills and agricultural undertakings in several locations.

Donations and institutional support

The Company makes timely donations to cultural, scientific and social institutions for the development of events and activities, both at corporate and business unit level.

ENVIRONMENTAL EDUCATION AND SPONSORSHIP

Paper Recycling Program

With the assistance and methodology of the Garraham Foundation, we continue with the paper recycling program at the headquarters and Marcos Paz and Zárate Plants, in Argentina. The program has a dual purpose: to assist different public welfare institutions and contribute to the preservation of the environment.  Only at the Genelba Plant, 1,267 kg of paper have been delivered for recycling within one year, resulting in energy savings of 9,625 KW and water savings of 126,650 liters and preventing the felling of 17 trees.

Globe Program (“Worldwide learning and observation for the benefit of the environment”)

It is an international scientific and teaching program that promotes the practical study of environmental sciences and education, linking international scientific community students, instructors and investigators.

The Company technically and financially supports high school participation in the areas where it operates. The program is currently under development at schools close to the Genelba Power Plant in Marcos Paz and Cañuelas, Buenos Aires, and at the Puerto General San Martín and San Lorenzo Plants, in Santa Fe, Argentina.

Educational Trout Breeding and Lecture Cycle on the importance of the fish breeding resource

At Pichi Picún Leufú, Neuquén, Argentina, primary school students participated in trout breeding activities. These activities were complemented with a lecture program for regional schools aimed at making students aware of the importance of the fish breeding resource in the Mid-Limay area and of its ecological, economic and social impact.

In addition, at Refinor we formed Ecological Brigades composed by school students and planted autochthonous trees donated to the schools by the Plant.

As regards the protection of green areas, we carried out forestry maintenance and water distribution activities at the “Kumelkayen” municipal resort located at Pichi Picun Leufú, the preservation of the Yasuni National Park, declared an International Biosphere Reserve by UNESCO, in Ecuador, and created an Environmental Responsibility green area: Environment, Quality, Occupational Health and Safety (EQOHS).

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

The analysis below is based on the consolidated results of Petrobras Energía Participaciones S.A. in addition to those of the companies controlled by Petrobras Energía Participaciones S.A.

In line with the standards used by the Company’s Management to evaluate the business performance, this analysis excludes the proportional consolidation of the results of companies in which Petrobras Energía Participaciones S.A. holds joint control. Equity in earnings of affiliates under joint control is analyzed under “Analysis of Equity in Earnings of Affiliates”.

Introduction

During 2003 fiscal year the Company’s operations were conducted around the following main axes which have caused or will cause an impact on the Company’s results of operations and financial position:

1) Argentine Economic Scenario

The economic situation in the Argentine Republic is delicate and presents the following main indicators: the declaration of default on public debt payments, a fragile financial system, a country-risk that has reached levels beyond normal values, a significant accumulated decline in the economic activity level and a high unemployment rate.

On January 6, 2002, the Argentine Congress approved Law No.25,561 on Public Emergency and Exchange System Reform (“Public Emergency Law”) that introduced dramatic changes to the economic model implemented until that date, which led to significant peso devaluation and the resulting increase in domestic prices.

The Public Emergency Law included the following provisions, among others: de-dollarization of certain assets and liabilities denominated in foreign currency and held in the country, rescheduling of bank deposits with the subsequent possibility to convert such deposits in dollar-denominated bonds maturing in 10 years, or peso-denominated bonds maturing in 3 or 5 years, or bills with specific terms; issue by the Federal Government of bonds to compensate banks for losses resulting from the asymmetric de-dollarization of the loans and obligations mentioned above; de-dollarization of all private agreements entered into as of January 6, 2002 at the P$1=US$1 exchange rate and subsequent adjustment thereof by the Benchmark Stabilization Coefficient (CER); de-dollarization and elimination of indexing clauses on utility rates which were established in pesos at the P$1=US$1 exchange rate, and the implementation of taxes on hydrocarbon exports.

Argentine GDP closed 2002 with an 11% record fall. Throughout 2002, Argentina experienced two clearly different scenarios. In the first semester the immediate consequences of the change in the economic context resulted in a fall in economic activity and employment, acceleration of exchange rates, higher prices and social deterioration. In the second half of the year, several factors, such as the exchange rate behavior during the first semester of 2002, an increased supply of dollars and the reduction of the tax gap as a result of frozen government spending and increased tax revenues due to higher taxes on exports and inflation, enabled the Argentine economy to calm down a little and also enabled the government to take greater control over the crisis. As a result of the restoration of the country’s payment structure and some commercial credit facilities due to a continuing decrease in the nominal exchange rate, the fall in economic activity came to a stop and a partial recovery process started.

Towards late in 2002, the Argentine Government implemented different measures aimed at unblocking the economy and lifting certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.

In 2003 the Argentine economy continued on the path to recovery started in the second quarter of the previous year, closing the year with a GDP variation of about 8%.  Reactivation, at first practically based exclusively on an import substitution process, was finally driven by consumption and investment as the months elapsed. Stock exchange indexes displayed great dynamism, and both labor indicators and salary purchasing power exhibited consistent improvements.

Long-term evolution of the Argentine economy is uncertain. Though the social and economic situation has improved, important issues are still unresolved such as the renegotiation of the external debt and utility contracts, the financial system restructuring and the redesign of the Argentine tax system.

The main effects of the economic crisis on 2002 and 2003 fiscal years were the following:

a)

Peso Devaluation:

Under the Public Emergency Law the ten-year peso/dollar parity was eliminated and the Argentine Government was empowered to establish the exchange rate. After the peso devaluation, the Argentine Government established a double-tier P$1.40=US$1 exchange rate for certain transactions and a freely floating exchange rate for the rest of the transactions. This double-tier system was subsequently replaced by a single floating exchange rate for all operations. Within this new exchange rate regime, the peso fluctuated considerably.

During the first half of 2002, the unstable and uncertain scenario, particularly in political and economic terms, strongly boosted the demand for dollars and resulted in a significant peso depreciation. Within this context, the Argentine Government adopted a series of measures to mitigate the dollar demand and simultaneously increase the US dollar reserve base. As a result, towards the end of 2002 the demand by the private sector significantly declined with the consequent US dollar strong fall. On the other side, and for the purpose of keeping the exchange rate floating range in line with certain macroeconomic guidelines set by the Argentine Government, the Central Bank of the Argentine Republic (BCRA) intervened several times through the purchase of US dollars.

Significant fluctuations in the peso exchange rate against other foreign currencies considerably affected the Company’s results for both fiscal years. As of December 31, 2002 and 2003 the nominal exchange rate was P$3.38 and P$2.94 to US$1, respectively.

One hundred per cent (100%) of the Company’s financial debt and a significant portion of its affiliates’ debt are denominated in US dollars. Before enactment of the Public Emergency Law, the Company’s cash flow, usually denominated in dollars or dollar-adjusted, provided hedging against exchange rate risks. The new Argentine regulatory framework, however, limited the Company’s ability to mitigate the impact of the peso devaluation. De-dollarization of utility rates, regulatory issues related to renegotiation of utility rates, new taxes on hydrocarbon exports and the implementation of regulations to prevent a rise in prices to final users in the domestic market had a significant impact in such respect.

As from the second semester of 2002 domestic prices of the main commodities significantly recovered in line with export prices. In addition, the Company aggressively pursued a trade policy of consolidation and opening of export markets to capitalize on domestic and export price asymmetries. In the light of the above behaviors and the solid positioning of foreign operations with a cash flow primarily denominated in US dollars, the Company’s business  equation significantly reduced its exposure to the peso and recovered sensitivity to the US dollar. As a result, and if the Argentine Government does not make new changes in the applicable regulatory framework, the future changes in the peso-dollar parity will have a limited impact on the Company’s financial position.

b)

Effects of Inflation:

As a result of the Argentine peso devaluation in January 2002, and in line with the unstable and uncertain economic scenario prevailing in Argentina throughout 2002, inflation rate rose rapidly and significantly. Consumer and wholesale price indexes (“IPC" and “IPIM”, respectively) grew 40.98% and 118.2%, respectively. In 2003, in a considerably different economic context, such indexes only increased 3.7% and 2.0%, respectively.

In the light of the monetary instability context prevailing in 2002, on March 6, 2002 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Resolution MD No. 3/2002 that provided, among other aspects, the reinstatement of the adjustment-for-inflation method for fiscal years or interim periods ending as from March 31, 2002, inclusive, and that accounting measurements prior to January 1, 2002, be considered as stated in December 2001 currency. The CNV (National Securities Commission), through General Resolution No.415 dated July 25, 2002, required that information adjusted for inflation should be disclosed in the financial statements to be filed subsequent to the date on which such regulation became effective.

In March 2003, the Argentine Government, in the understanding that the behavior of macroeconomic variables was in line with the typical variables of a monetary stability context, issued Decree No.664 that provided that financial statements for fiscal years ended as from such date must be stated in nominal currency. Consequently, and according to Resolution No.441 issued by the CNV, the Company discontinued restatement of financial statements as from March 1, 2003. Under the accounting standards generally applied in the Autonomous City of Buenos Aires, the restatement method was discontinued as from October 1, 2003. In the 2003 March/September period, the evolution of the wholesale price index recorded a 2.1% deflation.

c)

Situation of Interest in Utility Companies:

The new macroeconomic scenario after enactment of the Public Emergency Law deeply changed the economic-financial equation of utility companies. The tremendous effect of the devaluation, within a context where revenues remained unchanged as a consequence of the de-dollarization of rates and financial debts primarily denominated in foreign currency, affected the utility companies’ financial position, results of operations and the cash generation ability required to comply with financial obligations.

The Public Emergency Law provided for the de-dollarization and elimination of indexing clauses on utility rates which were established in pesos at the P$1=US$1 exchange rate. In addition, the Argentine Government was empowered to renegotiate contracts whose subject-matter were the provision of utilities, based on the following criteria: (i) the impact of rates on economic competitiveness and distribution of income; (ii) service quality and investment plans when stipulated in the contract; (iii) the interest of users and their access to services; (iv) the safety of systems involved, and (v) the profitability of the company.

In order to secure utilities supply, and in line with the renegotiation process under way, the Federal Executive authorized an increase in gas and electricity rates under Decree No.146/03. Such increase was 10% for TGS, 9% for Edesur and 22% for Transener. The Argentine Ombudsman and consumer organizations challenged such increase. On February 25, 2003 a Court of First Instance provided provisional remedies and suspended the rate increase authorized under Decree No. 146/03.

.

On October 1, 2003, the Argentine Congress enacted a law whereby the term granted by the Federal Executive under the Public Emergency Law to renegotiate contracts made with privatized utility companies was extended until December 2004.  In addition, such law empowers the Federal Executive to fix utility rates until completion of the renegotiation process.

The Company cannot anticipate the future development of the current rate renegotiation process. In addition, the Company cannot assure that changes in the regulatory frameworks will not be made or that such changes will not adversely affect utility companies’ results of operations or financial position.

Ciesa and Transener defaulted on their debt and are trying to restructure it. On February 24, 2003 TGS started an overall restructuring process of almost all its financial debt. This process mainly aims at extending short term maturities, modifying certain financial restrictions contemplated in financial agreements and adjusting interest rate and payment term in order to align the cash flows required to repay the debt to expected cash flows, with no principal reductions.

TGS first attempted to make an agreement with creditors through an out-of-court restructuring agreement or “Acuerdo Preventivo Extrajudicial” (“APE”), a new structure introduced by the Argentine law which requires approval by two thirds of the creditors (the “requisite majority”) as well as endorsement by Argentine courts. Since TGS failed to reach the requisite majority, on May 14, 2003 it withdrew the above restructuring proposal and simultaneously announced it would postpone payment of interest on its financial debt. TGS is currently conducting negotiations with its main creditors.

Utility companies’ managements have formulated and implemented an action plan aimed at offsetting the negative impact of the above circumstances. The Company cannot assure if such plans will prove to be successful and if they will help to meet the companies’ established goals.

- Valuation of interest in utility companies.

The impact derived from the measures adopted by the Argentine Government on the financial statements of such companies were recognized according to the assessments and estimates conducted by their respective managements. Actual future results may differ from the assessments and estimates so conducted and the differences may be significant. Therefore, the financial statements of such companies may not report all adjustments that could arise from such circumstances. It is not possible to predict the future evolution of the Argentine economy or its impact on the economic and financial situation of such companies.

As of December 31, 2003 interests in CIESA, TGS and Citelec are valued at P$190 million, P$167 million and P$158 million, respectively. In the opinion of the Company’s Management, the book values of such equity interests do not exceed their recoverable value. The estimation of the respective recoverable value is subject to the significant uncertainties described above, which affect the quality of the current assumptions, estimations and evaluations inherent to such determination. Consequently, in the current situation, the listed value of shares of stock is the most objective guideline for determining the net realizable value of such holdings. The reliability and the applicability of any values in use that might be determined become relative because of the prolongation of the uncertainties and the fact that, in projecting the future, multiple scenarios can be drawn up while the estimation of their respective probabilities is extremely subjective, a problem that extends to agreeing on the discount rate to be applied.

As of December 31, 2002, equity interest in CIESA, TGS and Citelec was valued at zero, P$88 million and P$71 million, respectively. As of December 31, 2002 equity interest in CIESA valued under accounting standards consistent with the Company’s standards would have been a P$33 million negative value calculated under the equity method. However, and since the Company did not assume commitments to making capital contributions or providing financial assistance to its affiliates, such shareholding was valued at zero value, limiting the recognition of related losses to the pertinent book value. Equity interest in Citelec was recorded net of a P$66 million allowance, determined under the standards mentioned above.

d)

Taxes on Exports

Effective March 1, 2002, the Argentine Government set a 20% tax on crude oil exports and a 5% tax on exports of certain oil by-products for a five-year term. These export taxes began to be levied on the Company’s products shipped as from April 1, 2002.

Implementation of the export tax regime, with differential taxes on crude oil and its by-products, forced the Company to redesign business strategies. In such respect, the integrated vision of operations and the competitive advantages provided by the business complementation with Petrobras, proved to be key variables in this process.

Based on the new diagnosis, priority was given to crude oil processing and the subsequent sale of refined products, both in the domestic and foreign markets.

In this context, intersegment crude oil sales volumes increased to 31.7 thousand bbl/d or 21.6%, while exports declined approximately 50%. In addition, in the Refining segment, in  2003, 210 thousand cubic meters of diesel oil were sold to EG3, a company controlled by Petrobras, and this allowed to increase crude oil volumes processed at San Lorenzo refinery to levels much higher than those recorded over the last few years and on a profitable basis for the Company.

e)

 Commodities Prices

The Company’s results of operations and cash flow are exposed to risks related to the volatility of international prices, mainly crude oil and by-products prices. Though the Company uses several derivative instruments to reduce its exposure to the risks associated with crude oil international price volatility, the significance of the peso devaluation, its impact on Argentine domestic market prices, and the results of a trade policy oriented towards opening and consolidation of export markets, in addition to the effects of the strong positioning of foreign operations, have resulted in significant changes in the peso-denominated prices of commodities.

In 2003, the price of crude oil, gasoline, diesel oil and electricity grew 4.8%, 16.5%, 7.3% and 20.4%, respectively, while styrene price recorded a 9% drop. In 2002 the price of crude oil, styrene and polystyrene showed 62%, 72% and 37% increases in real terms, respectively.

f) Price Stabilization and Supply

For the purpose of lessening inflationary pressures generated by the sharp Argentine peso devaluation, the Argentine Government issued a set of regulations aimed at controlling the increase in prices to final clients, which regulations were particularly focused on the energy sector.

Under the Public Emergency Law the Company may not increase the price of the gas and energy sold in the domestic market, in the latter case particularly in connection with sales agreements entered into with utility companies and energy sales in the spot market. As a result, gas investments, particularly in the Neuquén basin, were postponed.

During 2003 the Company has made progress in renegotiating the terms and conditions of gas and electricity sales agreements entered into with industrial clients so as to adjust prices to meet new economic conditions. In such respect, the Company reached trade agreements to gradually pass through the effect of the peso devaluation to sales prices. In this context, the Company, as well as other Argentine energy companies, tried to maximize export opportunities with a view to capitalizing on asymmetries between domestic and export prices by effectively encouraging the opening and consolidation of new markets. In such respect, it is worth noting that during the first quarter of 2003 the Company started gas exports to Chile from the Austral basin.

Furthermore, in January 2003, at the Argentine Government’s request, hydrocarbon producers and refineries executed a temporary agreement in connection with crude oil, gasoline and diesel oil price stability in the domestic market. After successive renewals, such agreement will be effective until February 29, 2004. Such agreement provides that crude oil deliveries will be invoiced and paid based on a WTI reference price of 28.5 US$/bbl. Any positive or negative difference between the actual WTI (not exceeding 36 US$/bbl) and the reference price will be paid out of any balance generated in periods where the WTI actual price is below 28.5 US$/bbl. Refineries, in turn, will reflect the crude oil reference price in domestic market prices. The scope of the agreement has been considerably mitigated by the integration of upstream and downstream operations in Argentina.

Regarding electricity generation, the Argentine Government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market (Mercado Eléctrico Mayorista) and set a cap price for the energy sold in the “spot” market. The price cap was set at P$120/MWh, this being the maximum amount for an efficient generation company, regardless of the actual marginal cost of electricity generation. This presented a deviation from the marginal cost system implemented in 1992 and from the provisions in Electricity Law No.24,065, which allows for an adequate return on investment in a competitive environment based on a price marginal system. It is worth noting that power generating companies have the possibility to cover variable operating costs though prices or reimbursement of generation temporary higher costs.

As a result of the Government’s decision to maintain electricity seasonal prices unchanged, such prices were out of step with production costs. As a result, the Stabilization Fund (Fondo de Estabilización) was exhausted and CAMMESA (Wholesale Market Manager) could not settle accounts with market agents. In view of the situation, the Secretariat of Energy made sudden changes in the market rules through Resolution 240/03, effective August 15, 2003. Under this resolution, liquid fuels in power plants and the value of water in hydroelectric plants were excluded from price formation. Implementation of such resolution has been temporarily suspended since November 9, 2003. As a palliative measure, in December 2003 the Argentine Government made a P$150 million contribution under Executive Order No.1181/03 to restore the Stabilization Fund.

The Argentine Government is expected to gradually restore the economic and financial balance in natural gas and electricity sectors in compliance with the definitions contemplated in the respective regulatory frameworks. The Company’s results might be negatively affected if the Argentine Government keeps issuing additional decrees or exerting political pressure to curb price increases or controls exports or applies its regulatory emergency authority to fix prices or passes other laws to stabilize prices or supply.

g) Impairment of Assets

In addition to the information provided above relating to Utility Companies, the peso devaluation, the enactment of the Public Emergency Law, along with all subsequent events, resulted in a dramatic change in the estimation of the future evolution of results and in the cash flow of the Company’s other businesses and assets. Considering the prevailing uncertainty in connection with the final recovery of the economic-financial equation and the recoverability of assets and businesses, the Company adjusted the book value of certain investments and assets to the respective recoverable value.

*     Gas areas in Argentina: Due to the strong deterioration in real terms of gas and energy domestic prices and the limited possibilities of negotiating price increases within the framework of the Public Emergency Law, the Company adjusted book value of certain investments in Argentine gas producing areas to their recoverable value, accounting for P$37 million and P$44 million losses in 2003 and 2002, respectively.

*     Argentine Government Securities: as a result of the Argentine Government declaration of its default on the payment of most of its sovereign debt and the significant uncertainties resulting from the Argentine economic scenario, as of December 31, 2003 the Company booked an allowance for the notional value of Bono Global 2003 and Argentine External Bills in US dollars, survey rate 74, amounting to P$23 million. As of December  31, 2002 such allowance totaled P$30 million. Considering the effects of Executive Order No.1,264 whereby Argentine tax liabilities may be paid with nominal coupons relating to such holdings and following a conservative accounting practice, the Company will reverse such allowance upon the effective allocation of securities.

*    Allowance for tax loss carryforwards: in view of the uncertainties limiting the possibility to recover tax loss carryforwards, in 2002 a P$134 million allowance was recorded.

*    Minimum presumed income tax credit: considering the future income (loss) evolution estimations and the actual possibility to offset payments made in connection with the minimum presumed income tax against income tax payments, in 2002 the Company recorded an allowance for payments made in such respect, accounting for a P$19 million loss.

2) Political and Economic Situation in Venezuela

Throughout 2003 Venezuela faced one of the worst political and economic crisis ever in the last 40 years. As a result of the events that took place in 2002 and early in 2003, the country was plunged in an unprecedented recession which increased inflation, unemployment and violence rates to alarming levels. This caused the National Government to take emergency measures, some of which were well received by economic agents.

On December 2, 2002, opposing political parties together with the labor union and business confederations called a national civic strike, involving the country’s main production areas, including PDVSA. Such strike extended to February 2, 2003 when it was partially lifted. After the national strike, the country was left in a very delicate economic situation, due to the following reasons, among others:

*    Oil production below 1 million bbl/d, and a heavily weakened PDVSA resulting from separation of over 18,000 employees, and most of its facilities out of operation. This prevented compliance with the quotas set by the OPEC.

*    International reserves below US$ 10 billion. For such reason, the country was not able to secure basic imports.

*    Unemployment rate above 20%.

*     Projected annual inflation above 50%.

*     Country-risk at unprecedented levels.

*     Impossibility to supply the fuel domestic market.

Due to the reasons mentioned above, the Government had to adopt the following emergency measures, among others:

*     Closing of the foreign exchange market and implementation of a strict exchange control.

*     Implementation of price control over the basic basket of goods.

*     Fuel imports.

*     Taking of control over PDVSA.

In spite of the above measures, towards the end of 2003 the situation was quite unfavorable since the effect of the measures adopted did not prove to be as expected. At year end, the situation was the following:

*   Establishment of a foreign exchange parallel market with a dollar exchange rate  close to 3,000 Bs and an official rate of 1,600 Bs, this being reflected in the price level.

*   Unemployment rate was close to 20%.

*    Inflation of about 27%.

The crisis involving PDVSA operations, in addition to the national strike lifted in February 2003, affected operations at the fields located in the eastern region of the country, Oritupano-Leona, Mata and Acema, whose production significantly declined. In such respect, the average oil production volume dropped 40.2% to 30.4 thousand bbl/d in the first quarter of 2003 compared to the same period of 2002. Upon lifting of the national strike, this situation gradually reversed and was finally overcome.

The Company designed and implemented a number of mechanisms to overcome the difficulties implied by the Venezuelan macroeconomic, political and social scenario. In this context, after the end of the strike 5 wells were drilled ahead of schedule at Oritupano Leona. The set of measures taken enabled the Company to significantly lessen the related adverse effects.

Based on an evaluation of Venezuelan economic indicators, following a conservative accounting practice, in 2003 and 2002 the Company booked a P$27 million and a P$42 million allowance, respectively, for the book value of loans granted to joint venture partners. Under such loan agreements, the Company from time to time provides its joint venture partners any cash required to comply with the obligations related to the joint venture cash flows. The allowance was recorded to adjust loan quality to probable recoverable value taking into account that such loans are secured by a pledge as fiduciary bond.

3) Decline in Historical Capital Expenditures

After the declaration of default on the Argentine sovereign debt, Argentine companies had significantly less opportunities to access international credit markets. In this new scenario, throughout 2002 the Company reformulated the investment program dynamics prioritizing a strategy aimed at cash generation and maintenance of adequate liquidity levels. This resulted in restrictive expense and investment policies.

In addition, under the agreements subscribed in 2002 in connection with the financial debt refinancing, and as long as the refinanced debt remains unpaid, the Company must comply with a number of restrictions and commitments, including, among others, restrictions on capital expenditure levels. In such respect, the Company will not be able to make capital expenditures exceeding US$ 165 million in 2002, US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007. These limits may be increased through: (i) revenues from the sale of capital assets, (ii)  50% of excess cash for the preceding fiscal year, (iii) cash provided by capital increases, subordinated debt and financing of investment projects, and (iv) 50% of cash provided by new debt. Conversely, the aggregate amount of dividends will reduce the capital expenditures limit.

In 2002, the Company’s capital expenditures totaled P$139 million, a really meager level compared to expenditures in 2001 and 2000 (P$1,530 million and P$1,114 million, respectively). In the past, the significant investments made laid the foundations for the expansion and growth of the Company’s operations.

The reduced pace of investments changed the Company’s growth objectives in the short term, mainly affecting oil and gas future production volumes. In addition, reduced investments delayed the development of new exploitation areas and related production.

In 2003, once the Argentine economic crisis had been overcome and with the support provided by the recovery  of operating cash flow and liquidity at target levels, net capital expenditures significantly increased P$619 million to P$758 million.

The Company expects to gradually recover the investment pace of previous years. In such respect, priority will be given to financially profitable projects ensuring faster returns. Thus, the focus will be maintained on growth; however, this growth will be built upon a financial solid foundation.

4) Divestment of Non-core Assets

The change in Petrobras Energía Participaciones S.A.’s controlling group represents a major milestone in the strategy focused on concentrating the Company’s businesses.

The agreements executed in connection with the transfer of the controlling stock to Petrobras granted the Company an option whereby, if within 30 days after closing of the stock purchase transaction Petrobras Energía S.A. did not consummate the sale of assets associated with the farming, forestry and mining businesses, Petrobras would be entitled but not obliged to cause the seller to acquire such assets in the aggregate amount of US$ 190 million.

In line with the provisions of the agreements mentioned above, during 2002 Petrobras Energía S.A. sold the asset portfolio associated with its mining, farming and forestry businesses.

*     In July 2002, Petrobras Energía S.A. sold to Anglogold its 46.25% indirect equity interest in Cerro Vanguardia S.A., in addition to the related assets. The transaction price was US$90 million and the operation accounted for a P$123 million gain.

*     In September 2002, Petrobras Energía S.A. sold to Argentina Farmland Investors LLC its 100% equity interest in Pecom Agropecuaria S.A.’s capital stock. The transaction price was US$53 million, accounting for a P$27 million gain.

*    In December 2002, Petrobras Energía S.A. sold its forestry business assets, including a total area of about 169,000 hectares of forestry land located in the Provinces of Misiones, Corrientes and Buenos Aires and a sawmill with a 90,000 m3/year capacity. The transaction amounted to US$ 53 million, accounting for a P$153 million loss.

In addition, the following divestments were made during 2002:

   *      In April 2002, under an asset swap the Company sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% interest in Pecom Agra in the amount of US$30 million, accounting for a P$81 million gain. In contrast, the following was transferred by the parties to the Company: a 0.75% interest in Puesto Hernández UTE, in the amount of US$4.5 million, a 7.5% interest in Citelec, in the amount of US$15 million and a 9.187% interest in Hidroneuquén S.A, in the amount of US$ 5.5 million.

   *    In October 2002, the Company sold to Sudacia S.A., a company controlled by the Company’s previous controlling group, its 66.67% equity interest in CONUAR, including the 68% interest in Fabricación de Aleaciones Especiales S.A., in the amount of US$8 million. No results were recorded for this sale.

In 2003, the Company sold its interest in Catriel Oeste and Faro Vírgenes areas. These assets had low production levels, no significant potential and high operating costs.

In June 2003, the Company sold to Geodyne Energy Inc., Argentina Branch, a 50% interest on the rights and obligations inherent to the Faro Vírgenes area concession, accounting for a P$11 million loss. Payments in connection with this transaction will be made for a ten year term, in quarterly installments with a value in US dollars calculated based on 8.8% of the total gas production from the Faro Vírgenes area for each quarter. The Company has the option to receive directly such gas production.

In August 2003, the Company sold to Central International Corporation, Argentine Branch, an 85% interest on the rights and obligations inherent to the Catriel Oeste area concession. Considering the transfer price agreed upon (US$ 7 million), the Company recorded a P$28 million loss.

All of the above transactions helped (i) enhance the quality of the Company’s assets portfolio and move forward with the strategy designed to focus operations on the energy business in order to become an integrated energy Company, and (ii) consolidate the Company’s portfolio with assets having high potential and profitability.

#

5) Management of Crude Oil Price Risk

In line with the business integration strategy, the Company’s risk management policy focuses on net risk exposure, monitoring assets portfolio risks. This approach enables the Company to grow efficiently in the vertical integration of operations, balancing market risks in the business value chain.

A thorough knowledge of uncertainty sources affecting businesses is thus acquired, which facilitates capital allocation that optimizes the return/long term risk ratio, helping to support capital expenditure plans and ensuring certain profitability and cash generation levels.

In managing crude oil price risks, the Company uses hedging derivative instruments, such as futures, swaps, options or other instruments to mitigate risks related to results and cash flow volatility as a result of fluctuations in crude oil prices. During 2002, the Company intensified the use of options which provide increased flexibility, granting a protection against price drops without limiting the possibility to capitalize on the profit potential.

On January 1, 2003 Technical Resolutions No.16, 17, 18, 19 and 20 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) became effective and introduced material changes in the guidelines regarding the recognition, measurement and disclosure of derivatives and hedging transactions (See “Changes in Accounting Standards”). These new regulations, whose principles are consistent with the international accounting standards issued by the International Accounting Standards Committee (“IASC”), provide that financial derivatives are recorded at their fair value and that changes in the accounting measurement of such derivatives are recognized: (i) if the derivative financial instrument is designated as effective hedge, under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” and are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results, or (ii) if the financial derivative instrument is not designated as an efficient hedge, in the income statement under “Financial Income (Expense) and Holding Gains (losses)”.

In such respect, the new regulations allow, on a very restrictive basis, accounting measurement of the hedge contemplated in (i), considering that a hedge is efficient when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item.

Based on the information above and in view of the high crude oil prices recorded during 2003 and 2002, the Company recognized: (i) for instruments that qualify for hedge accounting, reduced sales in the amount of P$81 million and P$373 million, respectively, and (ii) for instruments that do not qualify as hedge accounting, P$298 million and P$470 million financial losses, respectively.

6) Block 31

Block 31 is an exploratory area having a significant reserve potential. Under the concession contract, the exploration program is divided into two phases, expiring July 2001 and June 2003, respectively. The investment committed demands the acquisition of 1,200 Km of 2D seismic and the drilling of three exploration wells.

Petrobras Energía performed the following works at Block 31: 1,382 km of 2D seismic, 167 km² of 3D seismic and drilling of four exploration wells at Apaika, Obe, Nenke and Minta. All wells proved to be successful and allowed to discover Apaika/Nenke, Obe and Minta fields.

For the development of the whole Block investments in the amount of US$ 1 billion are required. Initial investments in the amount of approximately U$S 200 million must be effectively made before the start of the production phase. The change in the investment dynamics (See “Decline in Historical Capital Expenditures”) resulted in significant delays with respect to the original plan designed by the Company for the area development.

Following the successful effort method implemented by the Company in its oil and gas production and exploration activities and considering both the current development stage for Block 31 and the schedule of future investments in line with the currently expected cash flow, the Company charged to income capitalized investments of one year or more and recorded a P$141 million loss.

In accordance with such accounting method, drilling costs of exploration wells, including stratigraphic well tests, are capitalized and maintained as an asset for a term exceeding one year after the well termination date, only if there were evidence supporting the possibility to reclassify discovered reserves to the proved reserve category. Otherwise, such costs are charged to income.

The Company is currently evaluating several alternatives, including the incorporation of a new partner to accelerate investment execution and the potential sale of the whole or a portion of interest in such assets, among others.

7) Operations in Ecuador

As regards exploitation of Blocks 18 and 31 in Ecuador, the Company has executed an agreement with Oleoducto de Crudos Pesados (“OCP”), whereby an oil transportation capacity of 80,000 bbl/d is secured for a 15-year term as from the start date for the OCP commercial operations.

The start date for the OCP commercial operations was November 10, 2003. As from such date the Company must comply with its Ship or Pay contractual obligations for the aggregate oil volume committed and pay, as well as all other producers, a fee covering OCP operating costs and financial services.

As regards compliance with the transportation obligation, the Company estimates that during the contract term oil production will be lower than the transportation capacity committed. Such assumption is based on the delays involved in the development of Block 31, the new schedule of investments required for the joint development of Blocks 18 and 31 and the new vision of potentiality as regards Block 31.

For such reason, as of December 31, 2003, the Company recorded a P$320 million allowance. In 2003 fiscal year, the Company recorded P$309 million expenses, mainly due to delays in the development of Block 31 and, to a lesser extent, the increase in the applicable crude oil rate, the dilution from 15% to 8.96% of equity interest in OCP and the advanced start date of the pipeline operations. During 2002 fiscal year, the Company recorded a P$63 million loss.

8)  Environmental Matters

Quality, Environmental, Safety and Health management is an integral part of Petrobras Energía S.A.’s business and through its operating performance the Company commits itself to improve results of operations and generate greater value for its shareholders.

In this context, the Company retained an international consulting company to carry out an environmental audit of operations in the light of the applicable laws, future requirements and, in the absence of local applicable guidelines, the pertinent international standards.

The final audit report ratified the high environmental standards under which the Company’s operations are performed and determined the actions required to enforce the principles of the Safety, Environmental and Occupational Health Policy through which the Company commits itself to preserve the environment in which it operates, the safety and health of its personnel, contractors and neighboring communities.

In view of this responsibility and a result of the environmental study, over the next few years the Company will make investments of approximately US$23 million involving improvements in prevention systems and production facilities. In addition, several corrective and remediation actions will be implemented. For such reason, a P$15 million loss was recorded in fiscal year ended December 31, 2003.

Including the above, the Company recorded a P$58 million total loss in 2003. In 2002 environmental remediation loss totaled P$15 million.

9) Association Agreement in San Carlos and Tinaco

The Company started exploration activities in the San Carlos Block late in 1996 and complied with its minimum work obligations for the first stage of the exploration process. Total expenditures required for initial exploration works in the block totaled US$ 32 million. The Company’s exploration activities in such block resulted in gas findings.

In June 2001, upon opening of free gas exploration areas, the Company was awarded a gas exploration license in the Tinaco area, which is contiguous to the San Carlos field. This event is an important step in the development of San Carlos block, since it would enable the Company to confirm related gas reserves.

In connection with the future joint exploitation of both blocks, the Company negotiated the replacement of the terms of the San Carlos agreement with terms similar to the Tinaco agreement.

In October 2002, the Company subscribed an association agreement with Teikoku Oil Co. Ltd., whereby it transferred 50% of its rights and obligations inherent to gas production in the San Carlos and Tinaco exploratory areas. The Transfer of Interest Agreement, which is subject to approval by the Venezuelan Ministry of Energy and Mines, provides for an initial cash payment of US$1 million and a subsequent disbursement of US$2 million for the financing of the exploratory investment program in the Tinaco area in connection with geological studies, 2D seismic shooting and 2D seismic evaluation and interpretation.  Furthermore, in the event the joint commercial development of such areas is agreed upon, the Company will receive a supplementary payment in the amount of US$3 million.

In connection with the transfer of 50% of the area, as of December 31, 2002 the Company recorded a P$37 million loss.

During 2003, on account of the conditions prevailing in the political, economic and social arena in Venezuela, 2D seismic works representing the mandatory minimum commitment in the Tinaco area could not be performed. Such works will be completed throughout the first half of 2004. Depending on the seismic results, an exploratory well would be drilled in 2005. Following the successful effort method implemented by the Company to record oil and gas exploration and production activities, as of December 31, 2003 the Company charged to exploration expenses the remaining capitalized investments in the San Carlos area in the amount of P$29 million.

10) Change in accounting standards

On January 1, 2003 Technical Resolutions No. 16, 17, 18, 19 and 20 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), as amended by the CPCECABA (Professional Council in Economic Sciences of the Autonomous City of Buenos Aires) became effective and were adopted by the CNV (National Securities Commission) through General Resolution No.434. These new technical resolutions are a consequence of the process whereby Argentine professional accounting standards are being made consistent with the international accounting standards issued by the International Accounting Standards Committee (“IASC”); in addition they provide clarification for certain issues which had not been provided for in past regulations.

The main changes included in the technical resolutions, that have resulted in significant effects on the Company’s financial statements, are: (i) guidelines regarding the recognition, measurement and disclosure of derivatives and hedging transactions, (ii) amendments of the method to convert the financial statements of foreign subsidiaries stated in foreign currency, (iii) the mandatory requirement to apply the deferred tax method to recognize income tax, (iv) measurement of assets and liabilities amounts on discounted bases, (v) changes in the frequency and method to compare assets with the recoverable value thereof, (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders’ equity, (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share and the comparative information to be disclosed.

In addition, the Company amended the method to recognize future estimated abandonment and plugging costs in oil and gas areas. Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method. In addition, a liability is recognized on such account at the estimated value of the amounts payable discounted at a rate estimated in its initial measurement.

Adopting new accounting standards has resulted in a P$74 million loss for the year ended December 31, 2003 and a P$361 million reduction in retained earnings at the beginning of  fiscal year, as disclosed below:

(Stated in million pesos)

     Gains (losses)

	2003	2002
Derivative financial instruments (1) Foreign currency translation (2)	(133) 55	(417) -
Future abandonment and plugging costs (3)	-	45
Labor costs	18	(24)
Effects on affiliates	-	(8)
Maintenance expenses (4)	-	16
Discounted effect of nominal values of assets and liabilities (5)	13	(4)
Deferred tax (6)	(27) (74)	31 (361)

(1) In the past, the fair value of such instruments was not booked, but the related income (loss) was recorded in income when losses and/or gains occurred as a result of the hedged position. Premiums paid were capitalized and depreciated over the term of the option.

(2) In the past, gains (losses) on foreign currency translation were charged to income.

(3) In the past, these costs were accrued at nominal value and charged as depreciation under the production units method.

(4) In the past, a provision was recorded for maintenance expenses.

(5) Calculated as provided for in CPCECABA Resolution MD No. 32/2002.

(6) In the past, the Company’s income tax was assessed by applying the effective rate on  taxable income for the period regardless of any temporary differences between book and  taxable income.

As established in the new accounting standards, there are certain transition regulations enabling to apply prospectively the valuation and disclosure method incorporated thereto. The transition standards applied by the Company, affecting the comparability of financial statements, are:

a) The new methods for translating the financial statements of foreign subsidiaries stated in foreign currency were not applied retroactively.

b) The beginning balances resulting from the recognition, measurement and booking of financial instruments qualified as effective hedge were not corrected.

Proportional consolidation

According to the procedure set under Technical Resolutions No. 4 and 19 of the FACPCE, the Company consolidated its financial statements on a line by line basis with the financial statements of the companies it controls or over which it has joint control. A company is under joint control when all members or members having a majority of votes resolve, under written agreements, to share the power to define and conduct the company’s operating and financial policies.

When consolidating companies under joint control, the investment amounts of the company under joint control and the equity in the company’s earnings and cash flow are replaced by the proportion belonging to the Company according to its equity in the assets, liabilities, earnings and cash flow. Receivables and payables and transactions among members of the consolidated group and companies under joint control have been eliminated in the consolidation in proportion to the controlling company’s equity interest.

Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Citelec S.A. fall within the category of companies under joint control. The Company did not consolidate proportionately equity interest in Citelec S.A. on account of Petrobras Energía S.A.’s commitment to divest of such interest assumed upon transfer of 58.62% of Petrobras Energía Participaciones S.A.’s shares to Petrobras. As of December 31, 2002, the Company did not proportionately consolidate on a line by line basis the assets, liabilities, earnings and cash flow of Compañía de Inversiones de Energía S.A. since as of such date equity interest in such company valued under accounting standards consistent with the Company’s standards would have been a P$33 million negative value calculated under the equity method. However, and since the Company did not assume commitments to making capital contributions or providing financial assistance to its affiliates, such shareholding was valued at zero value, limiting the recognition of related losses to the respective book value.

Analysis of Consolidated Results of Operations

The analysis below is based on the consolidated results of Petrobras Energía Participaciones S.A. in addition to those of the companies controlled by Petrobras Energía Participaciones S.A..

In line with the standards used by the Company’s Management to evaluate the business performance, this analysis excludes the proportional consolidation of the results of companies in which Petrobras Energía Participaciones S.A. holds joint control. Equity in earnings of affiliates under joint control is analyzed under “Analysis of Equity in Earnings of Affiliates”.

Figures for 2002 fiscal year, presented for comparative purposes, were restated in constant currency. The price index applicable for restatement of financial statements and for measuring results in constant currency is a general wholesale price index and therefore does not reflect any specific variation in the price of products and services sold by the Company and which represents the Company’s core business. Consequently, in an inflation-adjusted accounting model, variations in gains (losses) for both periods include positive or negative price variations “in real terms” subject to the fact that variations in specific indexes, including applicable exchange rates, may be higher or lower than the general price variation.

The table below shows the Company’s results of operations for fiscal years ended December 31, 2003 and 2002, under the professional accounting standards and the pro forma results that exclude the effects of proportional consolidation.

(in millions of pesos)

Petrobras Energia Participaciones     Petrobras Energia Participaciones

     Controlled Companies, and

          and Controlled Companies

   Companies under joint control

Net income: Net income for 2003 fiscal year accounted for a P$381 million gain compared to a P$1,579 million loss in the previous fiscal year.

In 2002, the enactment of the Public Emergency Law, the peso devaluation, the deepening of the serious economic and financial crisis affecting Argentina, along with the uncertainties in connection with its evolution, adversely affected the development of  operations in 2002 and resulted in significant losses for the Company. This represented a deep change in the historical evolution of the Company’s results.

During 2003 the evolution of the exchange rate and the interest rate radically differed from that recorded in 2002. Such different behavior, together with the GDP 8% recovery, outlined a completely different scenario for 2003 fiscal year results. Notwithstanding that, structural issues prevailing in 2002 remain unsolved including the refinancing of the sovereign debt and the renegotiation of utility contracts, among others.

Net sales:  net sales increased P$28 million or 0.7% to P$4,615 million from P$4,587 million in the previous year. The Refining business segment recorded the highest increase in net sales to P$1,302 million from P$1,008 million, boosted by a 24% increase in sales volumes and, to a lesser extent, higher prices. In addition, sales for the Hydrocarbon Marketing and Transportation and Petrochemicals segments grew P$59 million and P$40 million, respectively. In contrast, sales for the Oil and Gas Exploration and Production business segment dropped to P$2,729 million or 2.7% from P$2,806 million (including intercompany sales in the amount of P$944 million and P$773 million, respectively) due to a 7.7% drop in sales volumes of oil equivalent, partially offset by a 5.8% increase in sales prices.

Gross Profit: gross profit for 2003 fiscal year grew P$93 million or 5.44% to P$1,802 million from P$1,709 million, primarily due to higher margins for crude oil, refined products and generation activity. In such respect, gross profit for the Oil and Gas Exploration and Production, Refining and Electricity business segments rose  P$75 million, P$59 million and P$44 million, respectively. In contrast, gross profit for the Petrochemicals business segment dropped P$50 million, in line with the drop in international spreads.

Administrative and selling expenses: Administrative and selling expenses dropped P$62 million or 12.8% to P$464 million from P$532 million in the previous fiscal year. This drop is primarily due to the impact of the peso appreciation on expenses incurred abroad in the period under review.

Exploration expenses: exploration expenses increased P$138 million to P$196 million from P$50 million in the previous year, mainly due to the partial drop in exploration investments in Block 31 (P$141 million).

Other exploitation expenses, net: other exploitation expenses, net accounted for P$104 million and P$28 million losses, respectively. This increase in mainly attributable to  environmental remediation expenses, P$58 million, and other allowances, P$32 million.

Exploitation income: exploitation income dropped P$53 million or 4.9% to P$1,038 million from P$1,091 million, primarily due to the significant adverse impact of exploration expenses and environmental remediation expenses and contingencies. See “Analysis of Exploitation income”.

Equity in earnings of affiliates: equity in earnings of affiliates accounted for a P$373 million gain in 2003 fiscal year compared to a P$647 million loss in the previous fiscal year, mainly due to the effect of the dollar depreciation on equity in earnings of utility companies. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) declined to P$569 million from P$1,659 in 2002. Such reduction is mainly attributable to the following:

*    The impact of the evolution of the exchange rate and the inflation rate on the Company’s net borrowing position resulted in a P$136 million gain in 2003 compared to a  P$370 million loss.

*    A P$349 million drop in net interest expense to P$423 million from P$772 million, boosted by the peso appreciation and an 8% drop in dollar-denominated average indebtedness.

*    A reduction in losses attributable to derivative instruments that do not qualify for hedge accounting, to P$298 million from P$470 million. In nominal terms, the loss for the year under review was higher compared to 2002, mainly due to the impact of the increase in the future curve of reference crude oil price and partially offset by the peso appreciation compared to 2002. However, in constant currency the loss for 2002 is higher due to the effects of the adjustment for inflation.

Other expenses, net: Other expenses, net totaled P$407 million and P$178 million losses in 2003 and 2002, respectively.

Loss for 2003 fiscal year mainly includes:

*     Allowance for operations in Ecuador, P$309 million.

*     Loss attributable to the sale of oil and gas areas, P$39 million.

*     Impairment charge for oil production areas, P$37 million.

*     Allowance for the book value of loans granted to joint venture partners in Venezuela, P$27 million.

The loss for 2002 fiscal year mainly includes:

*     Allowance for operations in Ecuador, P$63 million.

*     Impairment charges for gas production areas, P$44 million.

*     Loss attributable to the assignment of a 50% interest in San Carlos area, P$37 million.

*     Allowance for the book value of loans granted to joint venture partners in Venezuela, P$42 million.

*     Accelerated amortization of financial debt issuance costs, P$17 million.

*     Impairment charge for interest in Hidroneuquén, P$10 million.

*     Income from divestment of non-core assets, P$78 million.

Income tax: The income tax provision totaled P$47 million and P$ 209 million, respectively. The income tax provision for 2002 includes the following: (i) allowance for tax losses and minimum presumed income tax, P$134 million and P$19 million, respectively, in line with the uncertain economic context prevailing in Argentina, and (ii)  P$19 million attributable to Conuar, an asset divested of in 2002.

Analysis of Exploitation Income

Oil and Gas Exploration and Production

Exploitation income: exploitation income for the Oil and Gas Exploration and Production business segment dropped to P$861 million or 4.5% in 2003 million from P$902 million in 2002. This drop mainly derives from a significant increase in exploration expenses, partially offset by a rise in sales prices resulting from optimization of the price hedging structure.

The table below shows the Company’s exploitation income for the Oil and Gas E&P business segment:

Net sales: Net sales for 2003 fiscal year declined P$77 million or 2.7% to P$2,729 million from P$2,806 million in 2002 (including intercompany sales in the amount of P$944 million and P$773 million, respectively). This drop is attributable to a 7.7% decline in sales volumes of oil equivalent, partially offset by a 5.8% increase in sales prices.

Combined oil and gas sales volumes in 2003 declined to 157.9 thousand boe/d or 7.7% from 171.1 thousand boe/d. Oil sales volumes dropped to 111.2 thousand bbl/d or 5% in 2003 from 117.1 thousand bbl/d in 2002, while gas sales volumes declined to 280.0 million cubic feet per day or 13.5% in 2003 from 323.6 million cubic feet per day in 2002.

The significant drop in sales volumes is primarily attributable to the combined effect of the considerable decline in the level of operating activities in Venezuela during the first half of the year due to the oil strike at the beginning of the year and to the restrictive investment policy implemented in 2002. Though such policy proved to be effective in 2002 context to protect operating cash flow, it delayed the development of hydrocarbon projects with a partial offsetting of the natural fields decline. These effects were partially offset by the start of commercial operations in Ecuador, with a total of 3.9 thousand bbl/d. In addition, gas volumes dropped as a result of the market conditions. For such reason, investments in gas  fields in Argentina, particularly at the Neuquén basin, were postponed awaiting an improvement in prices.

During 2003, the average crude oil sales price per barrel, including the effects of hedging transactions and taxes on exports increased to P$61.2 or 4.8% from P$58.4. The impact of the 19% increase in average WTI sales price to 31.1 US$/bbl and the change in the hedging policy were partially offset by the effect of the peso appreciation against the US dollar which had a negative impact on dollar-denominated flows from foreign operations and exports.

The crude oil price hedging policy accounted for P$85 million and P$373 million opportunity costs in 2003 and 2002, respectively. Reduced losses recorded in the period under review mainly reflect the qualitative change in the hedging strategy. In such respect, hedging in the period under review has a more flexible option contracts structure allowing to capitalize on price increases. Conversely, in 2002 hedging instruments mainly included swap agreements, which fix the sales price. In addition, new accounting standards were applied as from 2003. Such standards are in line with international accounting standards and limit the classification of derivative instruments for hedge accounting. In such respect, swaptions agreements in the amount of 10,000 bbl/d did not qualify for hedge accounting and their results (a P$45 million loss) were recorded in the “Financial Income (Expense) and Holding Gains (losses)” item.

Taxes on exports in Argentina accounted for P$60 million and P$84 million lower revenues, respectively, in line with a 50 % drop in export volumes.

- Argentina

In Argentina, sales decreased P$69 million or 4.3% to P$1,538 million from P$1,607 million in 2002. Combined oil and gas daily sales volumes dropped to 90.4 thousand boe or 10.9% in 2003 from 101.5 thousand boe in 2002.

Crude oil sales declined P$22 million or 1.5% to P$1,401 million from P$1,423 million in 2002. This drop is mainly attributable to a 7.1% reduction in sales volumes to 55.0 thousand bbl/d, partially offset by a 6.1% increase in average sales prices.

Volumes of intercompany sales, particularly to the Refining business, increased to 31.7 thousand bbl/d or 21.6%.

Gas sales dropped P$46 million or 25.1% to P$137 million from P$183 million in 2002. This performance derived from the combined effect of reduced sales volumes and prices.

Daily gas sales volumes declined to 212.8 million cubic feet or 16.2% from 253.9 million cubic feet in 2002.

Gas sales price dropped to P$1.76 per thousand cubic feet or 11.1% from P$1.98 per thousand cubic feet since nominal sales prices did not change significantly due to the restrictions imposed by the Public Emergency Law.

- Outside of Argentina

Combined oil and gas sales outside of Argentina decreased to P$1,191 million or 0.7% from  P$1,199 million in 2002.  Oil and gas total sales volumes declined to 67.4  thousand boe/d or 3.0%. The average oil sales price per barrel rose to P$52.7 or 3.9% from P$50.7 in 2002, mainly due to the rise in the international reference price and the qualitative change in the hedging strategy mentioned above.

Venezuela

Oil and gas sales dropped P$106 million or 15.1% to P$594 million in 2003 from P$700 million in 2002. The average oil price per barrel dropped to P$40.4 or 3.6% from P$41.9 in 2002. Such decline was attributable to the effect of the peso appreciation, partially offset by the change in the hedging policy and the WTI increase.

Daily sales volume of oil equivalent dropped to 42.8 thousand boe or 12.5 % from 48.9 thousand boe in 2002 as a result of the oil strike at the beginning of the year and the field natural decline  derived from the above mentioned restrictive investment policy.

Bolivia

In Bolivia, oil and gas sales declined P$4 million or 3.6% to P$108 million in 2003 from P$112 million in 2002. Combined oil and gas daily volumes in 2003 increased to 7.7 thousand boe or 5.5% from 7.3 thousand boe in 2002. The gas sales price dropped to P$5.24 per thousand cubic feet from P$5.66 per thousand cubic feet in 2002.

Peru

In Peru, oil and gas sales increased to P$374 million or 4.5% in 2003 from P$358 million in 2002. Sales price increased to 78.5 P$/bbl or 1.3% from 77.5 P$/bbl in 2002 as a result of the change in the hedging strategy and the increase in international prices, partially offset by the peso appreciation.

In 2003 oil and gas daily deliveries increased to 13.0 thousand boe/d  or 2.4% compared to 12.7 thousand boe/d, as a consequence of improved well productivity resulting from workover tasks.

Ecuador

Oil sales increased to P$115 million in 2003 from P$28 million in 2002. The approval of the Development Plan for Block 18 was effected in the fourth quarter of 2002. As from such date the Company started drilling activities particularly at Palo Azul field where the Company currently operates 5 wells which yielded a production of 17 thousand bbl/d in December considering a 100% interest and before royalties. Daily crude oil sales volumes in 2003, net of the Government’s interest, rose to 3.9 thousand bbl/d at a price of P$79.2 per barrel.

Gross profit: Gross profit for this business segment increased to P$1,281 million or 6.2% from P$1,206 million. Gross margin on sales rose to 46.9% from 43% in 2002. Such increase in margins is primarily attributable to the rise in sales prices.

Administrative and selling expenses: Administrative and selling expenses totaled P$178 million in 2003 compared to P$224 million in 2002. This drop is attributable to the decline in terms of pesos of expenses incurred abroad due to the Argentine peso appreciation.

Exploration expenses: Exploration expenses totaled P$196 million in 2003 and P$58 million in 2002.

In 2003 a partial drop was recorded in exploration investments in Block 31 (P$141 million), and in the remaining capitalized investments in the San Carlos area (P$29 million). In addition, a charge to income was recorded for non-producing exploration wells in Santa Cruz II Oeste  area and Lote XVI in Peru and the seismic related to such wells.

In 2002, the Chontayacu well in Block 18 (Ecuador) was drilled and did not prove to be successful. In addition, 238 km of 2D seismic were shot in Block 31. In Argentina and Peru expenses in connection with the Chiripá well in the Santa Cruz II Oeste area and the Mashansha well in Lote 35, respectively, were charged to income.

Other exploitation expenses, net: other exploitation expenses, net accounted for P$46 million and P$22 million losses, respectively. The 2003 fiscal year includes environmental remediation expenses in the amount of P$26 million and other allowances, P$32 million. These effects are offset by the favorable settlement of certain commercial claims in Venezuela. The loss for 2002 fiscal year is primarily attributable to environmental remediation expenses.

Hydrocarbon Marketing and Transportation

Exploitation income: Exploitation income for the Hydrocarbon Marketing and Transportation business segment dropped to P$11 million from P$16 million in 2002.

Exploitation income for this business segment is broken down as follows:

The Company’s own operations include oil, gas and LPG brokerage services, with very variable margins subject to the specific characteristics of each operation. Sales revenues significantly increased to P$75 million in the period under review from P$16 million. During 2003, volumes in terms of oil brokerage operations were significant taking advantage of logistics comparative advantages. However, gross profit dropped to P$4 million from P$5 million as a result of a sharp reduction in margins.

Other exploitation income, net: As regards advisory services provided to TGS’s technical operator, the Company posted P$12 million and P$13 million gains in 2003 and 2002 fiscal years, respectively.

Refining

Exploitation income: Exploitation income for the Refining business segment totaled P$54 million while no significant results were recorded in 2002. The better performance in 2003 was boosted by a significant increase in sales volumes and higher contribution margins.

Gross profit: Gross profit for 2003 fiscal year increased P$59 million or 92.2% to P$123 million from P$64 million in 2002, boosted by higher sales volumes and improved marketing margins. Gross margin on sales increased to 9.5% from 6.3%.

The margin improvement is attributable to a 4.5% rise in average sales prices while costs increased only 2.3% to 80.7 P$/bbl from 78.9 P$/bbl, since the peso appreciation offset the 19.2% average increase in WTI.

Net sales: Net sales of refined products increased P$294 million or 29.2% to P$1,302 million from P$1,008 million, boosted by a 24.4% increase in sales volumes and higher prices, particularly in the domestic market.

In 2003, average sales prices of diesel oil, gasoline, aromatics and reformer plant products grew 7%, 16%, 14% and 9%, respectively. Taxes on exports imposed as from April 2002 resulted in P$9 million and P$14 million lower revenues in 2003 and 2002 fiscal years, respectively.

Crude oil volumes processed in 2003 averaged 32.6 thousand bbl/d, accounting for a 19.9% increase compared to 2002. With a view to maximizing the business overall global contribution, within the context of the applicable export tax regime, integration with the E&P segment increased during fiscal year. In such respect, crude oil refining was prioritized to the detriment of crude oil exports.

Total sales volumes increased 24.4% compared to 2002. With a view to prioritizing the optimization of marketing margins, changes were made in terms of the mix of products sold and distribution channels. In such respect, domestic sales rose 41% mainly due to increased diesel oil sales to other oil companies while exports dropped 2%.

Diesel oil total sales volumes grew 41.9% to 882.6 thousand cubic meters, accounting for a 62.3% increase in the domestic market, offset by a 18.3% drop in exports to bordering countries, particularly to Paraguay. The significant sales increase in Argentina was mainly boosted by increased sales to local oil companies, particularly EG3 and, to a lesser extent, a 4.2% recovery of the domestic market, attributable to the demand recovery in the farming sector. In this context, the Company’s  market share increased to 4.6% in 2003 from 4% in 2002.

Total gasoline sales volumes declined 2.9%. Sales volumes in Argentina dropped 4.6%.The domestic market shrank 10%, reflecting the increased use of CNG as substitute fuel. In spite of that, the Company’s market share slightly grew to 3.1% in 2003 from 2.9% in 2002.

Sales volumes of reformer plant products grew 21.8%, as a result of a 14% increase in local sales and a 54% rise in exports.

Heavy products sales volumes grew 12%, due to a 63% increase in local sales, boosted by an increase in the demand for fuel oil and a rise in crude oil volumes processed, partially offset by a 1% drop in export volumes.

Asphalt sales volumes grew 102.4% and the market share climbed to 24% from 17% in 2002, as a result of the active trade policy implemented. Domestic market sales recorded a 110% growth boosted by the upturn of the road asphalt market and specific public works such as the construction of the Rosario-Victoria Bridge. In addition, the Company set a record on asphalt exports since exports to Bolivia and Paraguay grew 90% compared to 2002, reflecting an increased demand in such countries.

Sales volumes of paraffinic products increased 9.4%, due to the 32% rise in local sales, as a result of the pickup in the economic activity in Argentina, offset by a 4% drop in exports particularly to the United States and bordering countries.

Aromatics sales volumes dropped 16.1%, as a result of a 27.5% drop in local sales, offset by a 41.6% increase in exports, particularly to bordering countries.

Administrative and selling expenses: Administrative and selling expenses rose P$9 million or 18.8% to P$57 million in 2003 from P$48 million, mainly due to increased commercial expenses associated with the Gas Station Network expansion.

Other exploitation expenses, net: Other exploitation expenses, net recorded P$12 million and P$16 million losses in 2003 and 2002, respectively. Under-absorption of fixed costs imposed by the policy implemented to optimize crude oil volumes processed accounted for P$6 million and P$10 million losses, respectively. In addition, P$8 million environmental remediation expenses were recorded in 2003.

Petrochemicals

International and Regional Overview

As regards the styrenics business, the 2003 fiscal year was marked by a strong increase in the international price of the main raw materials for styrenics production. In line with the upward trend of the oil price, benzene and ethylene prices rose about 27% and 25%, respectively. Styrene and polystyrene international prices, in turn, increased approximately 15% compared to 2002. As a result, in 2003, spreads for styrenics (differential between sales price and raw material cost) in the international market were lower compared to those recorded in 2002, particularly styrene (21%) and, to a lesser extent, polystyrene (4%).

The demand for styrenics in Argentina considerably increased in 2003, boosted by the strong recovery of the country’s economic activity: 38% for styrene, 14% for polystyrene and 19% for rubber. In Brazil, the demand for styrene rose 8% in 2003 while the demand for polystyrene dropped 10%, partly due to the markets’ expectant attitude as a consequence of the change of authorities in the Argentine Government.

The Mercosur region and Chile keep recording a shortage in terms of styrene while the excess supply of polystyrene further increased, mainly due to increased production and lower demand for this product in the Brazilian market.

As regards the Fertilizers business, it is worth noting that urea international prices  significantly increased to US$ 139 per ton in 2003 from an average of US$ 94 per ton in 2002. This was primarily attributable to an increased demand from the southeastern region of Asia as well as to a lower global supply as a result of the high cost of natural gas in the major urea manufacturing centers located around the world.

Good international prices for grains in 2003 created a favorable scenario for farming activities in Argentina, with a significant growth in sown areas, record soybean harvest and an increased use of nutrient mixes. Droughts in the provinces of Córdoba, La Pampa and Buenos Aires did not affect this general positive trend. Accordingly, total demand for fertilizers in Argentina recorded a 31% sharp increase.

Exploitation income: Exploitation income for the Petrochemicals business segment dropped P$66 million or 26.3% to P$185 million from P$251 million in 2002, mainly due to lower spreads.

The table below shows the Company’s exploitation income for the Petrochemicals business segment:

Net sales: Net sales increased P$40 million or 3.2% to P$1,294 million in 2003 from P$1,254 million in 2002, mainly boosted by increased sales volumes in Argentina.

Gross profit: Gross profit for the Petrochemicals business segment declined P$50 million or 13.8% to P$312 million in 2003 from P$362 million in 2002. In addition, gross margin on sales dropped to 24.1% from 28.9%.

Styrenics - Argentina

- Sales:

Sales of styrenics increased P$34 million or 7.5 % to P$485 million in 2003 from P$451 million in 2002. These figures include exports to Innova in the amount of P$5 million and P$26 million, respectively.

In 2003 total styrenics sales in the domestic market increased to 104 thousand tons, accounting for a significant increase compared to 84 thousand tons in 2002.

Styrene sales volumes increased 38%, both in the domestic market as a result of the demand recovery in Argentina and in the export market. The export growth was basically attributable to increased shipments to Chile evidencing consolidation of the Company’s presence in such country’s styrene market.

Polystyrene sales volumes dropped 11.7%, due to a 43% drop in exports, particularly as a result of lower shipments to Brazil and Europe, since it was more advantageous to export styrene to the region with profit margins higher than those that could have been obtained through polystyrene exports outside of the region. In contrast, and reflecting the recovery in the activity level, domestic market sales grew 6%.

As regards BOPS (bi-oriented polystyrene), sales volumes grew 56% mainly as a consequence of a 74% increase in exports, mostly attributable to increased shipments to the USA and Europe. In addition, BOPS sales volumes to the domestic market recovered 11%, in line with increased consumption in Argentina.

Rubber sales volumes grew approximately 11%, basically as a result of the domestic market recovery and an increase in the Company’s market share. In fact, the highest rubber sales volume over the last five years was reached in 2003.

The business average sales prices did not record significant changes compared to 2002. In such respect, the effects of the alignment with international reference prices were offset by the peso appreciation.

- Gross profit:

In 2003 gross profit for styrenics rose to P$129 million or 2.4% from $126 million in  2002. Gross margin declined to 26.6% from 27.8%, mainly due to the increase in raw material costs mentioned above.

Styrenics - Brazil

- Sales:

Innova sales dropped P$59 million or 11% to P$502 million from P$561 million in 2002, as a result of the decline in sales volumes and prices.

Innova total sales volumes dropped 7% compared to 2002. Domestic market sales declined to 169 thousand tons or 3.9% in 2003 from 176 thousand tons in 2002, mainly as a result of a 13% decline in polystyrene local sales as a result of a demand drop in Brazil. Styrene local sales volumes were similar to those recorded in the previous year. Export sales, in turn, declined 17% due to fewer opportunities to export polystyrene to markets outside of the region due to the drop in international margins.

The average sales price dropped 4%, since the adverse effects of the peso appreciation exceeded the increase in polymer prices in terms of dollars, in line with international prices.

-Gross profit:

Gross profit declined to P$89 million in 2003 from P$103 million in 2002. Gross margin declined to 17.8% from 18.4%, mainly due to the increase in raw material costs mentioned above.

Fertilizers

- Sales:

Fertilizer sales increased to P$312 million or 16.4% in 2003 from P$268 million, basically due to a 32% increase in sales volumes, in line with an increased demand for nutrient mixes in Argentina. It is worth noting that liquid fertilizer sales volumes increased 38%, reflecting consolidation of the Company’s leading position in the Argentine fertilizer market in general and particularly in the liquid fertilizers segment.

Average sales prices dropped 11% due to the effects of the peso appreciation that offset the increase in dollar-denominated prices and the strong growth of liquid fertilizers sales with unit prices lower than solid fertilizers prices.

- Gross profit:

Gross profit for the fertilizers business declined to P$94 million in 2003 from P$133 million. Gross margin declined to 30.1% from 49.6%, mainly due to the above mentioned drop in sales prices and a change in the sales mix. In such respect, volumes of resale fertilizers with a unit cost higher than the Company’s own manufactured fertilizers increased in 2003.

Administrative and selling expenses: Administrative and selling expenses declined P$12 million or 10% in 2003 to P$110 million from P$122 million, mainly due to the effect of the significant peso appreciation on operations in Brazil.

Other exploitation expenses, net: Other exploitation expenses, net accounted for a P$17 million loss in 2003, attributable to future environmental remediation expenses. In 2002 a P$11 million gain was recorded, attributable to the collection of an insurance compensation for a loss occurred at Innova ethylbenzene plant and certain tax credits from operations in Brazil.

Electricity

Exploitation income: exploitation income for the Electricity business segment increased  P$51 million or 89.5% to P$108 million in 2003 from P$57 million in 2002. Higher prices of energy generated, in addition to lower costs, resulted in a significant increase in the operations profitability. In addition, the 2002 fiscal year includes a P$10 million gain from interest in the nuclear fuel business (Conuar/Fae), which was divested of in the fourth quarter of 2002.

The table below shows the Company’s exploitation income for the Electricity business segment:

Electricity Generation

Net sales: Net sales of electricity generation increased P$39 million or 19.9% to P$235 million from P$196 million in 2002. This rise results from the 20.4% increase in average sales prices.

The increase in energy sales prices was mainly attributable to the following: (a) the effect of the following regulatory changes: (i) during the 2003 March/October period, payment of additional compensation for guaranteed supply to the electricity market during the winter season was materialized, accounting for a P$17 million increase in sales; (b) an about 7% increase in the demand for energy resulted in energy deliveries by less efficient machines, which fixed higher market prices as a result of reduced gas availability during winter as a consequence of lower temperatures and increased consumption by industries. The latter circumstance did not affect Genelba Power Plant operations given its gas supply contract modality during 2003 and (c) reduced contribution by flows of incoming rivers as from the second half of the year.

Net sales attributable to Genelba Power Plant in 2003 increased P$34 million or 21% to P$196 million from P$162 million. Monomic sales prices of energy and power increased to  P$39.9 per MWh or 16.7% from P$34.2 per MWh, respectively. In 2003 fiscal year energy delivered increased to 4,918 GWh or 4% from 4,731 GWh in 2002, with a plant factor of 79.1% and 73.6%, respectively. The increased volume was primarily attributable to higher dispatch to the network during 2003, due to costs that resulted in an improvement in the Power Plant’s competitiveness and a timely and flexible operation. In 2003 Genelba Power Plant availability factor was 96.5%, 1.1% higher than in 2002, as a result of the optimization of starting processes, inspections, maintenance works and the plant general performance.

Net sales attributable to Pichi Picún Leufú in 2003 increased P$7 million or 24% to P$36.2 million from P$29.2 million and the average monomic price of energy and power delivered  increased to P$32.3 per MWh or 37.4% from P$23.5 per MWh in 2002, reflecting the above mentioned effects. Energy delivered by Pichi Picún Leufú dropped to 1,120 GWh or 9.7% from 1,240 GWh in 2002, due to a lower contribution by incoming flows, compared to historic average values, as a consequence of fewer snow water supplying the river basins. In view of the application of the Energy Support Price Method and considering the prices recorded in both fiscal years and their future estimates, the Company recorded P$3 million and P$5 million gains in 2003 and 2002, respectively.

Gross profit: Gross profit for the generation business increased P$60 million or 193.5% to  P$91 million from P$31 million. This significant increase is mainly attributable to higher sales prices and lower sales costs, the  nominal values of which remained unchanged.

Administrative and selling expenses: Administrative and selling expenses for the generation business dropped P$4 million or 33.3% to P$8 million in 2003 from P$12 million. This drop is primarily attributable to the fact that the cost of expenses remained unchanged in  nominal  terms.

Analysis of Equity in Earnings of Affiliates

Equity in earnings of affiliates recorded a P$373 million gain in 2003 fiscal year compared to a P$647 million loss in 2002, mainly due to the different performance of equity in earnings of utility companies. As a result of the different evolution of the exchange rate and inflation rate, equity in earnings of utility companies accounted for a P$317 million gain compared to a P$731 million loss in 2002. In addition, changes in equity in earnings of affiliates are attributable to:

*     Sale of interest in Cerro Vanguardia, accounting for a P$59 million gain in 2002.

*    P$19 million, P$26 million, P$13 million increases in equity in earnings of Refinor; Petroquímica Cuyo S.A. and Inversora Mata S.A., respectively.

*    In contrast, P$17 million and P$9 million drops were recorded in equity in earnings of Empresa Boliviana de Refinación and Oldelval, respectively.

- CIESA/TGS: In 2003, equity in earnings of CIESA and TGS accounted for a P$241 million gain, compared to a P$482 million loss. Results for 2003 fiscal year include a P$33 million loss, due to the fact that considering a P$33 million negative value calculated under the equity method the Company valued its shareholding at zero value in 2002 since the Company did not assume commitments to making capital contributions or providing financial assistance.

Given the significant financial indebtedness in US dollars, the different behavior of the dollar exchange rate during 2002 and 2003 had a strong impact on the results for both fiscal years.

In 2003, CIESA’s exploitation income declined to P$407 million or 6.7%, as a result of lower revenues for the regulated segment as a consequence of the rate de-dollarization.

Sales revenues for the gas transportation segment dropped to P$422 million or 20.7% in 2003. Though the committed firm transportation capacity slightly increased from 61.3 MMm3/d to 61.4 MMm3/d, the drop in revenues results from failure to adjust gas transportation rates due to the delayed start of the negotiation process and the restatement of income for 2002. Both effects were partially offset by increased revenues from interruptible transportation services, as a result of a rise in the demand for natural gas.

Income from the LNG production and marketing segment increased to P$428.4 million or 23,3% as a result of: (i) a remarkable increase in international sales prices and the passing through of such increase to domestic market sales prices, (ii) the renegotiation of certain LNG processing and marketing agreements which were de-dollarized and are currently adjusted based on the dollar evolution, and (iii) a 6% increase in sales volumes.  The above mentioned positive factors were partially offset by the effect of the restatement of income for 2002, which means that the increase in prices and margins has exceeded domestic inflation.

- Distrilec/Edesur:  Equity in earnings of Distrilec accounted for P$11 million and P$8 million losses, respectively. This change is mainly attributable to the impact of the exchange rate evolution on financial indebtedness.

In 2003, a P$17.2 million exploitation loss was booked compared to a P$46.8 million exploitation gain in 2002. This particularly reflects the impact of the Public Emergency Law and the rate de-dollarization.

Income from services declined to P$920.2 million or 13.9% in 2003. This was mainly attributable to a drop of slightly above 17% in constant currency in the energy average sales price (including wheeling), partially offset by a 4.4% increase in the demand for energy.

- Citelec/Transener: In 2003, equity in earnings of Citelec recorded a P$87 million gain, compared to a P$241 million loss in 2002. Equity in earnings for 2003 includes the reversal of the P$66 million allowance recorded in 2002. The net variation mainly results from the impact of the exchange rate evolution on financial indebtedness.

In 2003, exploitation income declined to P$42 million or 39.1% from P$69 million. This drop reflects the effects of the de-dollarization of regulated rates.

Sales revenues declined to P$275.7 million or 3.7%, mainly due to the fact that regulated rates were not adjusted during 2002 and 2003. This effect was offset by the increase in unregulated revenues, primarily attributable to revenues derived from construction of the Yacyretá – Ayolas 500 kV High Voltage Transmission Line and other, in the Republic of Paraguay.

- Refinor S.A.: Equity in earnings of Refinor grew to P$28 million from P$9 million in  2002. This significant increase basically reflects the 19% rise in fuel marketing margins and, to a lesser extent, the losses attributable to the devaluation recorded in 2002.

Refinor sales rose to P$858 million from P$836 million in 2002. The volume of gas processed averaged 16,7 million cubic meters per day, 10% higher than in 2002. In May 2003, the gathering and compression system taking rich gas from the Chango Norte Field started operations. Oil processed totaled an average of 17.6 thousand barrels per day, accounting for a 6% decline compared to the previous year due to lower crude oil availability.

- Petroquímica Cuyo S.A. (Cuyo): Equity in earnings of Cuyo accounted for a P$16 million gain in 2003 compared to a P$10 million loss in 2002. Equity in earnings for 2002 reflects the impact of devaluation on the US dollar-denominated debt.

Cuyo sales totaled P$215 million compared to P$200 million in 2002, as a result of a 5.9% increase in average sales prices, mainly reflecting the 25% rise in polypropylene international prices. Sales volumes slightly increased 1.5%.

- Empresa Boliviana de Refinación (EBR): Equity in earnings of EBR accounted for a P$5 million loss in 2003 compared to a P$12 million gain in 2002. This drop is mainly attributable to changes introduced in the industry regulatory framework under Supreme Decree No.26,926, which resulted in a significant drop in refining margins.

- Oldelval: Equity in earnings of Oldelval dropped to P$2 million from P$11 million in 2002. Sales revenues declined to P$102 million or 16% due to the peso appreciation. During 2003, oil volumes transported from Allen to Puerto Rosales did not reflect abrupt changes and recorded a 1.17% slight drop to 60 million barrels, as a result of the fields natural decline at Neuquén basin and sustained growth of exports to Chile through the Trasandino Oil Pipeline. In addition, operating costs increased, mainly due to maintenance works performed to secure reliability of the pumping system.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s policy is to maintain high levels of liquidity as a way to reduce financial risks and provide flexibility to overcome the high volatility of emerging capital markets and particularly the restrictions affecting Argentina and Argentine companies to access international credit markets. After the declaration of default on the sovereign debt, Argentina is not expected to have significant access to credit markets over the next few years. Consequently, the general prospects of Argentine companies accessing international markets in the short or medium term are very poor.

Within this context, in 2003 the Company’s financial policy prioritized the strict monitoring of liquidity levels to secure compliance with its obligations and support the growth strategy. This policy, with a medium term projection, is focused on the gradual reduction of indebtedness in order to design a new capital structure. In the light of this scenario, the level of investments will be restricted to cash generation. In such respect, priority will be given to projects with financial profitability ensuring faster returns. Thus, the Company will maintain its focus on growth; however, this growth will be built upon a financial solid foundation.

The implementation of this policy has been highly successful, as evidenced by the following facts:

*     88% growth in operating cash flow.

*    Strict compliance with financial obligations, with an 8% decline in average annual indebtedness.

*    Significant increase in investments to support growth strategy.

All of these achievements have been significantly appreciated by the business community. In October 2003, with the issue of Series R corporate bonds for a nominal value of US$100 million, the Company was the first company in the country to issue bonds for the international capital market following the default. This evidences the markets confidence in the sustainability and potentiality of our businesses. Proceeds of such issue have been allocated to the long term refinancing of short term liabilities, with the consequent improvement in the debt profile and average life.

Cash

As of December 31, 2003 and 2002, the Company’s cash and cash equivalents were P$545 million and P$694 million, respectively.  The drop in the Company’s liquidity level during 2003 is in line with the recovery in net investment levels.

The Company’s policy is to maintain excess cash primarily in US dollars. In both fiscal years, cash was mainly provided by the Company’s own operations.

Indebtedness

As of December 31, 2003, the Company’s total indebtedness was P$6,063 million, P$5,009 million out of which account for long-term indebtedness. As of such date, the Company’s short-term indebtedness totaled P$1,054 million, P$919 million out of which account for the current portion of long-term obligations and P$135 million account for short-term indebtedness with financial institutions under loan agreements or promissory notes.

One hundred per cent (100%) of the Company’s financial debt and a significant portion of the debt of the major affiliates is denominated in U.S. dollars.

The Company’s long term debt primarily consists of corporate notes. The remaining long term debt is mainly related to bank loans obtained by foreign subsidiaries and to import credit lines used to finance construction of Genelba and Innova plants.

The Company currently has a corporate note global program for a principal amount at any time outstanding of US$2,500 million or its equivalent in any currency. As of December 31, 2003, notes in an aggregate amount of US$1,748 million are outstanding under this program.

The Program was rated “BBB” by Fitch Argentina Calificadora de Riesgo S.A. and “raBBB+” by Standard & Poor’s International Ratings, LLC, Argentine Branch. At international level, Standard & Poor’s Rating Services and Moody’s Investor Services Inc. rated the Company “B-” and “Caa1”, respectively.

The Company has not undertaken any commitments with regard to acceleration of maturities of the financial debt in the event credit ratings are downgraded.

The Company’s debt maturity profile as of December 31, 2003, is as follows:

	1 year	2 year	3 year	4 year	5 year	Thereafter
P$ million	1,054	971	480	1,284	48	2,226

Operating Activities

The 2003 fiscal year was characterized by an excellent operating cash flow. Cash provided by operations increased P$468 million to P$1,002 million from P$534 million in 2002.

Operating cash flow in 2003 specifically benefited from the WTI increase and high refining margins. In addition, the drop in interest expense given the decline in average indebtedness had a positive impact.

Investment Activities

In 2003, cash used in investment activities increased P$743 million to P$857 million.

In 2003, once the Argentine economic crisis had been overcome and with the support provided by the recovery in operating cash flow and liquidity at target levels, net investments significantly increased P$619 million.

Total capital expenditures, net are broken down as follows:

Capital expenditures in 2002 were focused on maintaining production and maximizing cash flow, giving priority to countries and products having greater contribution.  During 2003, 206 wells were drilled, 185 of which are located in Argentina and 288 units were subject to workover activities, 159 of which are located in Argentina.  In addition, major infrastructure works were performed.

Capital expenditures made in the Refining and Petrochemicals businesses during 2003 totaled P$57 million, basically directed to maintain efficient operating conditions at the plants. Capital expenditures in 2002 totaled P$86 million.  In April 2002, the Company acquired a 19% additional interest in EBR, in the amount of P$60 million. In addition, investments in the amount of P$26 million were made and were basically directed to the development of the commercial network.

In the Hydrocarbon Marketing and Transportation business segment, P$11 million capital contributions to OCP were made in 2003. In 2002, maintenance of the letters of credit that secure compliance with the commitments related to the investment in OCP accounted for P$39 million expenditures.

Capital expenditures made outside of Argentina accounted for approximately 55% and 72% of the expenditures made in both years, totaling P$431 million and P$530 million, respectively. Such figures clearly evidence the Company’s long term strategy to grow as an integrated energy company in Latin America.

The sale of non-core assets accounted for a significant source of cash in 2002, and the proceeds thereof were used to finance a major portion of the investments made in such year. Divestment of assets accounted for P$593 revenues, mainly attributable to the sale of the equity interest in Cerro Vanguardia and the farming and forestry business assets.

Financing Activities

In 2003 and 2002, net cash used in financing activities totaled P$206 million and P$1,754 million, respectively.

The Company paid off long-term loans in the amount of P$629 million and P$1,724 million, respectively.

•

In 2003,  Series O, J and L notes were paid off at maturity in the amount of P$421 million (US$ 146 million). In addition, the Company paid off bank loans and long-term lines of credit in the amount of P$208 million.

•

In 2002 the Company paid off the following liabilities: in March, Class E notes, issued under the US$ 1.2 billion global program, were paid in the amount of P$851 million (US$ 177 million). Pursuant to the terms and conditions of the exchange offer launched for the financial debt overall refinancing, financial debt was paid off in advance in the amount of approximately P$553 million (US$ 144 million). Outstanding notes under the Global Program of PASA were paid off at maturity in the amount of P$86 million (US$ 22 million).

Cash provided by long term financing totaled P$591 million and P$124 million, respectively.

•

In October 2003, the Company issued Class R medium-term notes for a nominal amount of US$ 100 million, or P$286 million. In December 2003, pursuant to a loan agreement subscribed between Petrobras Energía Venezuela S.A. and International Finance Corporation the first principal disbursement was made in the amount of US$ 70 million, or P$206 million. The total amount of the above mentioned loan agreement is US$ 105 million. Proceeds of such loan will be allocated to the investment plan related to the development of the Company’s oil reserves in the Acema, Mata, La Concepción and Oritupano Leona areas in Venezuela. In addition, the subsidiary Petrobras Energía del Perú S.A. and financial institutions entered into loan agreements in the amount of US$ 34 million or P$99 million to finance investment projects.

•

In 2002, the Company issued Class E notes in the amount of US$35 million, or P$124 million.

Net cash used in short-term financing totaled P$168 million and P$152 million in both fiscal years, respectively.

Outlook

Significant investments will be made in the Oil and Gas Exploration and Production business segment, particularly in Argentina and Venezuela. In addition to the acquisition of assets, exploration investments will increase as a vehicle for a more aggressive growth. We will continue to evaluate our assets with a view to consolidating the Company’s portfolio in businesses regarded as having the greatest potential and highest profitability. As regards production, the year 2004 will be a transition year on the path to growth and expansion.

Concerning the Refining and Marketing business segment, a scenario with high prices and margins for refined products is foreseen for the international market throughout the year 2004. In the domestic market, the economic upturn will have a positive effect on the demand for products, particularly diesel oil. Though this scenario is in principle favorable for the business, there is concern about the domestic market outlook, particularly due to the continued implementation by the Government of mechanisms to avoid the passing through of higher crude oil costs to fuel prices, and the prevailing inequality in terms of fuel tax burden which artificially distorts the free performance of the market. During 2004 the Company will keep implementing its growth strategy in this segment though adjusting the investment level to the evolution of certain aspects the Company is concerned about.

As regards the Petrochemicals business, due to urea high international prices the fertilizers business will continue to add significant value to the Company’s natural gas in 2004. Operations of the new thiosulphate plant located in Campana are estimated to start in 2004. Considering the evolution of the Argentine economy, the demand for styrene, polystyrene and rubber is estimated to continue growing in the domestic market. In addition, in 2004 polystyrene consumption in Brazil is expected to reverse the 2003 drop and resume a growth trend. Due to the favorable evolution of demand, in addition to good international prices and margins for styrenics, the good economic performance of this business is estimated to continue. In such respect, the Company will make investments in 2004 to increase ethylbenzene production in Argentina and styrene production in Brazil by approximately  60 thousand tons/year.

Concerning the natural gas and electricity segments, the Argentine Government is expected to gradually restore the economic-financial balance and resume compliance with the respective regulatory frameworks, seeking to regain investors’ confidence.

As regards licensee companies, the goal is to bring companies in line with the context prevailing after the deep economic crisis. Two great challenges are envisioned: the renegotiation of contracts with the Government and the companies’ indebtedness policy, on which their long-term economic feasibility heavily depends.

In order to continue supporting growth, Argentina will need to have adequate basic infrastructure available and players in the gas and electricity sectors will have to cope with the challenge associated with the demand increase. It is worth noting, however, that investments in this kind of activities need time to mature. Therefore, clear, transparent and above all stable game rules are required. If the economic context lacks the above principles, service quality will deteriorate in the short and medium term and this will affect present and future users with the consequent adverse effects on the country’s production process.

FUTURE CAPITAL REQUIREMENTS

The Company’s 2004 budget ratifies the recovery of the level of investments seen in 2003, overcoming the impasse brought about by the nature and complexity of the Argentine crisis towards late 2001. In such respect, sustained growth of investments towards historical investment levels is seen and will represent a key factor in the path to business growth and expansion.

Investments projected for 2004 will total approximately US$ 350 million.

The 2004 plan will basically concentrate on the Oil and Gas Production and Exploration segment, with a particular focus on operations in Argentina and Venezuela.

Important well drilling campaigns will be conducted, particularly at mature fields in Argentina, with a view to maintaining production levels.

In addition, investments will be made in infrastructure works for the purpose of increasing reserve evacuation facilities, improving oil treatment quality, in injection pipelines to increase secondary recovery and construction of high voltage transmission lines.

In the Refining and Petrochemicals segments investments will be focused on the optimization of the operations efficiency level. Simultaneously, the retail commercial network development program will continue taking advantage of the synergies provided by the Petrobras brand. As regards the fertilizers business, construction works will start at the thiosulphate plant.

The Company believes that the capital requirements associated with the investment program, financial debt payments and working capital requirements will be covered by cash provided by operations, possible divestment of operations and, to a lesser extent, new indebtedness.

The aggregate amount of such investments will be dependent upon several factors, many of which are beyond the Company’s control, such as the future price evolution of the commodities marketed by the Company, the outcome of utility rates renegotiations, the renegotiation of Concession Contracts with privatized companies, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforceability of Argentine and foreign regulations,  the economic situation prevailing in Argentina and the Mercosur region and the peso exchange rate evolution.

MANAGEMENT AND ADMINISTRATION

Board of Directors

The Company’s management is vested in a Board of Directors composed of such number of members as determined by the Regular Shareholders’ Meeting, between a minimum of six and a maximum of nineteen members.  Such members are elected for a two-year term and are renewed by halves each year. The Regular Shareholders’ Meeting may appoint an equal or a lower number of alternate members and for the same term to fill any vacancies that may occur, in the order of their appointment.

The current structure of the Board of Directors, approved by the Company’s Regular Shareholders’ Meeting held on April 4, 2003, is the following:

Name	Position

José de Barros Dutra	Chairman
Nestor Cuñat Cerveró	Vice Chairman
Rogério Almeida Manso da Costa Reis	Director
José Gabrielli de Azevedo	Director
Guilherme de Oliveira Estrella	Director
Ildo Sauer	Director
Renato de Souza Duque	Director
Alberto Guimarães	Director
Oscar Vicente	Director
Horacio Fernando Payá	Director
Héctor Daniel Casal	Director
Roberto Monti	Director
Horacio Babino Garay	Director
Joao Sayad	Director
Daniel Maggi	Director
Carlos Manuel Alvarez	Director
Pablo Ferrero	Director
Carlos Anchorena	Director
José Carlos Cosenza	Director
Luis Miguel Sas	Alternate Director

In compliance with Resolution No. 368 of the National Securities Commission, Joao Sayad and Roberto Monti perform as independent directors. Pursuant to such Resolution, the other members of the Board are non-independent directors.

Compensation

Compensation of the Board of Directors’ members is fixed by the Regular Shareholders’ Meeting in compliance with the Business Associations Law. The maximum amount of the compensation the Board of Directors’ members may receive in every respect, including salaries and any other compensation for the performance of technical-administrative permanent functions, may not exceed 25% of profits. Such amount will be 5% in the event no dividends are distributed to shareholders and will be increased pro rata on the basis of the distribution up to a 25% limit in case aggregate profits are distributed. In the event one or more directors serve as members of a special committee or perform technical-administrative functions and profits are reduced or non-existent and consequently the preset limits are to be exceeded, compensations in excess may only be paid with the prior express approval of the Regular Shareholders’ Meeting.

Executive Officers

Petrobras Energía Participaciones S.A. as a holding company does not have executive officers. The Company’s operations are conducted through Petrobras Energía S.A.. The table below sets out the names and positions of Petrobras Energía’s executive officers.

Name	Position

Alberto Guimarães	Chief Executive Officer
Carlos Alvarez	Chief Financial Officer
Carlos Alberto P. Oliveira	Vice President of the Oil and Gas Exploration and Production and Hydrocarbon Transportation Business Units
Haroldo Dahn	Vice President of the Refining and Petrochemicals Business Units
Rafael Fernández Morandé	Vice President of the Electricity and Hydrocarbon Marketing Business Units
Pablo Ferrero	Vice President of Planning and Business Development
Daniel Maggi	Vice President of Human Resources
Hector Daniel Casal	Vice President of Legal Affairs
Alberto Bethke	Vice President of Corporate Services
Carlos Anchorena	Vice President of Auditing
Luiz Augusto M. da Fonseca	Vice President of External Communications
Rui Antonio Alves da Fonseca	Vice President of Quality, Environment, Safety and Occupational Health

Compensation

At Petrobras Energía S.A. the compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark market values. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Energía S.A.’s results of operations and the achievements of individual goals and objectives. The compensation package also contemplates the possibility to participate in a Long-term Incentive Program whereby officers are granted the right to receive shares of Petrobras Energía Participaciones S.A., or its equivalent in cash, subject to the Company’s results of operations and individual performance. Benefits granted to executive officers are similar to those granted to Company’s staff, such as life insurance, health care plan, meal allowance and supplementary pension plan.

DECISION-MAKING AND INTERNAL CONTROL SYSTEM

Petrobras Energía Participaciones S.A. is a holding company and its operations are conducted by Petrobras Energía S.A..

Petrobras Energía S.A.’s operational organization is divided into Business Units which are supported by a Corporate Structure having different functions.

As far as decision-making is concerned, Petrobras Energía S.A. is managed by an Executive Committee composed of twelve members: the Chief Executive Officer, the Chief Financial Officer, three Business Unit Vice Presidents (Oil and Gas Exploration and Production and Hydrocarbon Transportation, Refining and Petrochemicals and Electricity and Hydrocarbon Marketing), the Vice Presidents of Planning and Business Development, Legal Affairs, Human Resources and Corporate Services. The Management team is also made up by the directors responsible for Staff Functions: Auditing, External Communications and Quality, Environment, Safety and Occupational Health.

Operations are managed through standardized processes facilitating and securing coordination among the Company’s areas. Delegation of authority is encouraged for the purpose of providing activities with an agile and efficient response. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s Internal Control System is supported by coordination among the areas responsible for managing businesses and administer them on a centralized basis, always within the framework of the policies established by the Executive Committee.

Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, periodical management control reports, performance appraisals and fluid communications strengthening the Internal Control System and securing an efficient administration.

DIVIDEND POLICY

Pursuant to the Business Associations Law, dividends may be lawfully distributed and paid only out of net and earned profits reflected in a balance sheet duly prepared and approved. The Company’s Board of Directors may declare dividends in advance. In this case, each member of the Board of Directors and of the Statutory Audit Committee, as far as their functions are concerned, will be jointly, severally and unlimitedly liable for any payments made in excess of net and earned profits at fiscal year closing. The declaration, amount and payment of dividends to shareholders will be subject to approval by the Regular Shareholders’ Meeting. Under the Company’s bylaws, net profits must be allocated as follows: (i) 5% to a legal reserve, until the legal reserve equals 20% of the outstanding capital; (ii) to compensation of the members of the Board of Directors and Statutory Audit Committee; (iii) to dividends on preferred shares, and then to dividends on common shares or to optional reserve fund, or to any other reserve, or to a new account, or as otherwise determined by the Shareholders’ Meeting.

The main source of funds for the payment of cash dividends will be the dividends received by Petrobras Energía Participaciones S.A. from its controlled company Petrobras Energía S.A.. Petrobras Energía Participaciones S.A. will distribute as cash dividends any cash dividends received from Petrobras Energía S.A., net of taxes, if any, and minimum expenses, and subject to the Argentine laws and the Corporate bylaws.

Payment of cash dividends by Petrobras Energía S.A. will be dependent upon its financial position, the results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by the Argentine laws and upon any other factors deemed relevant by Petrobras Energía S.A.’s Board of Directors for the purpose of resolving upon the declaration of dividends.

On October 4, 2002, Petrobras Energía S.A. refinanced financial liabilities in the amount of US$849 million through the issue of several series of corporate notes and other medium term credit instruments. As from such refinancing, and while any part of the refinanced debt is outstanding, Petrobras Energía  S.A. shall comply with a series of restrictions and commitments, including, among others, the following restriction on the payment of dividends:

“The Company shall not distribute cash dividends prior to December 31, 2004, in excess of US$ 650,000. Following such date, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year, less the aggregate amount of extraordinary dividends previously paid”.

BOARD OF DIRECTOR’S PROPOSAL

As resolved by the Company’s Board of Directors, profits accumulated as of December 31, 2003 will be allocated as follows: (in million pesos)

To legal reserve	20
To new fiscal year	-

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for fiscal years ended December 31, 2001 and 2000 does not have retroactive effect under the new professional accounting standards.

LISTED PRICE OF THE COMPANY’S SHARE

STATISTICAL DATA

JOSE EDUARDO de BARROS DUTRA
CHAIRMAN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Petrobras  Energía Participaciones S.A.:

1.

We have audited the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2003 and 2002, and the consolidated related statements of income, changes in shareholder's equity and cash flows for the years then ended, all expressed in Argentine pesos as described in note 2.c) to the consolidated financial statements.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the above mentioned financial statements based on our audit.

2.

We have not audited the financial statements of the affiliates Distrilec Inversora S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A.. The Company’s investment and equity in earnings in the mentioned affiliates are stated at Argentine pesos 1,206,000,000 and 318,000,000, respectively. Their financial statements reflect total assets constituting 29% and total net sales constituting 16% of the Company’s respective consolidated totals as of December 31, 2003 and for the year then ended.

3.

We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4.

The accompanying consolidated financial statements as of December 31, 2003 are presented in conformity with accounting principles generally accepted in Argentina applicable to consolidated financial statements.  Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Argentina, may not conform with accounting principles generally accepted in the United States of America.  The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the United States of America have not been quantified.

5.

As described in note 2 to the consolidated financial statements, in accordance with the regulations of the National Securities Commission, the Company has not recognized the effects of the variations in the purchasing power of the Argentine Peso from March 1, 2003 to September 30, 2003, as required by accounting principles generally accepted in the City of Buenos Aires, Argentina. The effects of such matter in the financial position as of December 31, 2003 and results of operations for the year then ended have not been quantified by the Company.

6.

As described in note 3 to the consolidated financial statements, in accordance with the regulations of the National Securities Commission, the Company has recorded its deferred tax assets and liabilities at their nominal values. The accounting principles generally accepted in the City of Buenos Aires, Argentina, establish that such assets and liabilities must be recorded at their discounted values. The effects of such matter in the financial position as of December 31, 2003 and results of operations for the year then ended have not been quantified by the Company.

7.

In our opinion, except for the effect of the adjustments, if any, as might have been required had there been no limitation in the scope of our work described in paragraph 2, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with the Business Association Law and the pertinent regulations of the National Securities Commission applicable to consolidated financial statements, and except for the effect of the matters discussed in paragraphs 5 and 6 with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina, applied on a consistent basis after giving retroactive effect to the change, with which we concur, explained in note 3 to the financial statements.

Buenos Aires, Argentina

     February 6, 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. Vol.1 - F°13
DANIEL G. MINENNA Partner C.P.A. Buenos Aires University C.P.C.E.C.A.B.A. Vol.175 - F°221

PETROBRAS ENERGÍA PARTICIPACIONES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.

Business of the Company and change of corporate name

Petrobras Energía Participaciones S.A. is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarboons. It has business in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrobras Energía Participaciones has a significant share of the regional energetic market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorties) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. held on April 4, 2003, approved the change of corporate name from Pecom Energia S.A. to Petrobras Energía S.A, also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; such process is subject to supervision by the ENRE and the approval of the Federal Department of Energy. There is not period established to divest.

On July 4, 2003, the IGJ (regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the CNV on June 9, 2003.

2.

Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) and except for the matters described in Note 3, with Accounting Principles Generaly Accepted in Buenos Aires City, Argentina (“Argentine GAAP”).

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolutions No. 4 and 19 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones“ or “The Company”) has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises exclusive or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control or significant influence are disclosed in Note 22.f).

Companies under joint control includes the interests in Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica S.A. (“Citelec S.A”). As of December 31, 2003, the Company has not consolidated proportionally the interests in Citelec S.A. taking into account the commitment to divest of such equity interest undertaken by Petrobras Energía upon the transfer of 58.62% of the shares from Petrobras Energía Participaciones S.A. to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (see Note 1). In order to preserve the information’s homogeneity, the Company did not proportionally consolidate line by line, in its comparative financial statements, the assets, liabilities, income (loss) and cash flows of Citelec S.A. As of December 31, 2002, the Company did not proportionally consolidate on a line-by-line basis the assets, liabilities, income (loss) and cash flows of CIESA since, as of that date, such equity interest was stated at zero value (see Note 5(VI) to the basic financial statements).

b) Foreign Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)

transactions with the Company are not a high proportion of the entity’s activities abroad;

b)

activities of foreign business are partially financed with funds from its own transactions and with local loans;

c)

sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)

Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

*    Assets and liabilities stated at current value are converted at the closing exchange rates.

*    Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

*     Assets and liabilities are translated by using the closing exchange rate.

*     Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences -foreign currency translation” account.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Federal Executive issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with professional accounting standards effective in the city of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued  the application of the restatement method as from October 1, 2003.

Amounts, and the income (loss) for the year ended December 31, 2002, presented for comparative purposes result from restating the amounts in the financial statements as of such date following the guidelines indicated in the paragraph above.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

3. New accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP. and the applicable CNV regulations, except for:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the non recongnition of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

As from January 1, 2003, FACPCE Technical Resolutions Nos. 16, 17, 18, 19, and 20, approved as amended by the CPCECABA  and adopted by the CNV through its General Resolution No. 434. These new technical resolutions are a consequence of the process whereby Argentine professional accounting standards are being made consistent with the international accounting standards issued by the International Accounting Standards Committee (IASC); in addition, they provide clarification for certain issues which had not been provided for in past regulations.

The main changes included in the technical resolutions, that have resulted in significant effects on the Company’s financial statements, are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of asset and liability amounts on discounted bases; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders’ equity; (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share, and the comparative information to be disclosed.; viii) disbursements for maintenance costs, which may be allocated to the income for the period when they are made or capitalized, as appropriate.

The Company amended the method used to recognize future estimated abandonment costs in oil & gas areas. Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method. In addition, a liability is recognized on such account at the estimated value of the amounts payable discounted at a rate estimated in its initial measurement.

Adopting new accounting standards has resulted in income in the amount of 74 during the year ended December 31, 2003, and a 361 reduction to retained earnings at the beginning of the fiscal year, as disclosed below:

	Gains (losses)
	2003	2002

Derivatives financial instruments (1)	(133)	(417)
Foreign currency translation (2)	55	-
Future abandonment costs (3)	-	45
Labor costs	18	(24)
Effects on affiliates	-	(8)
Maintenance expenses (4)	-	16
Discounted effect of nominal values of assets and liabilities (5)	13	(4)
Deferred tax (6)	(27)	31
	(74)	(361)

(1) In the past, the fair value of such instruments was not booked but the related income (loss) was recorded in income when losses and/or gains occurred as a result of the hedged position.  Premiums paid were capitalized and amortized over the term of the option.

(2) In the past, gains (losses) on foreign currency translation were charged to income.

(3) In the past, these costs were accrued at nominal value and charged as a higher depreciation using the production units method.

(4) In the past, maintenance costs were accrued.

(5) Calculated as provided for in CPCECABA Resolution MD No. 32/2002.

(6) In the past, the Company estimated income tax applying the effective rate on taxable income for the period regardless of any temporary differences between book and taxable income.

As established in the new accounting standards, there are certain transition regulations enabling to apply prospectively the valuation and disclosure method incorporated thereto.  The transition standards applied by the Company, affecting the comparability of the financial statements, are:

a) The new methods for translating the financial statements of foreign subsidiaries stated in foreign currency were not applied retroactively.

b) The beginning balances resulting from the recognition, measurement, and booking of financial instruments qualified as effective hedge were not corrected.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable, proportional in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from the natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets, does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

-

Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

-

Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 6 and a market value of 3. Executive Decree 1579/02 established the issuance of secured bonds, with final maturity date in 2018, monthly payable as from 2005. The principal balance shall be adjusted by the Benchmark Stabilization Coefficient (CER), accruing interest at an annual 2% fixed rate. Foreign currency liabilities of the federal, provincial and municipal public sector effective as of February 3, 2002, whose applicable law is only Argentine law, shall be translated into pesos at the exchange rate of 1.40 pesos per US dollar and adjusted by CER, plus an annual 2% interest rate.

In addition, as of December 31, 2003, the Company carries other securities with a market value that increased to 1, while their book value amounted to 2.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return at acquisition limited by the recoverable value.

Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c) to the consolidated financial statements.

d)   Trade receivables and accounts payable:

Trade receivables and accounts payable have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period. The total amount of receivables is net of an allowance for doubtful account, which is based on estimates of collection carried out by the subsidiary.

e)   Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f)   Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g)    Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation.  Property, plant & equipment related to foreign transactions were converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 2.b).

The value of CIESA’s PP&E transferred from the privatization of Gas del Estado was determined based on the price paid for 70% of the capital stock of TGS.  Such price was the basic to determine the total common stock, which when added to the initial debt assumed under the transfer contract, resulted in the total value for PP&E.  Such value, translated at the effective exchange rate as of the date of the transfer contract, was restated in constant pesos.

Petrobras Participaciones uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding exploratory wells costs, are charged to income for the year when they are realized.  Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized and are kept as assets for a period no longer than the year of completion of the well as long as there is evidence that may indicate the appropriateness of the reclassification of discovery reserves to proved reserves.  Otherwise, such costs are charged to income.  Drilling costs applicable to productive wells and developmental dry wells are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2003 and 2002, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Petrobras Participaciones's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The carrying value of property, plant & equipment, taken as hole, does not exceed its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company will recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each period-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30%, 25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (See Note 22.d). In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price. In Ecuador, the explotation agreement for Block 18 provides for a schedule of differential royalties, that in the case of Pata field are applied over a production volume scale and for Palo Azul field, according to oil prices.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1,2002. The rate of those withholdings is 5% for certain refined products and 20% for the crude oil.

j)    Liabilities for labor costs and commitments that generate losses:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.  The related liabilities accrued as of the beginning of the year have been allocated as an change to the balances as of the beginning of the year with the computation of adjustments to retained earnings.

k)   Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 14.

l)  Earnings (losses) per share:

Earnings (losses) per share for the years ended December 31, 2003, and 2002, were calculated on the basis of the number of outstanding shares in each period. Since the Company does not have preferred assets or convertible debt securities, the basic earnings (losses) per share is equal to the diluted earnings (losses) per share.

m)  Shareholders – equity accounts:

They were restated into constant money, according to Note 2.c), as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant money is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of Petrobras Energía Participaciones S.A. by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders’ equity.

n)   Revenue recognition:

Revenues from sales are recognized when the products are delivered or the services are provided and the loss risk has been transferred to customers.

Revenues from sales resulting from the firm natural gas transportation are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried.

o)   Statement of income accounts:

Restated into constant money through the end of the period, according to Note 2.c), considering the following:

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down as generated by assets and generated by liabilities.  “Financial (expense) income, net” discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to Note 2.c).  Additionally, it also discloses the effects of inflation of monetary assets and liabilities in the balance sheet.

As of December 31, 2002, “Financial income (expense) and holding gains (losses)” includes net income from conversion and translation on non monetary assets of foreign operation, in real terms.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

As mentioned above, as of December 31, 2003, and 2002, the Company has capitalized exchange differences booked in the residual values of ARS 46 million and  ARS 48 million, respectively.

5. Accounting for derivative financial instruments

Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement.

a)

Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In the respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Pursuant to the transitional standards of  FACPCE Technical Resolution No. 20, on a prospective basis the Company applied the standard of booking derivative positions at their market value. As indicated above, as of December 31, 2002, the gains (losses) on hedge transactions related to the crude oil price, without distinguishing between hedge and non-hedge transactions, were deferred until the related anticipated transaction was recognized, when they were booked as an integral part of hedged sales.

Hedge of produced crude oil price

These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

During 2003, the Company maintained hedge transactions through flexible option contracts, with a total covered volume of 8.3 million barrels.  In addition to the referred hedge, during 2002, the Company settled positions in the aggregate amount of 42,500 bbls./day for 2003.  This volume was realized at market value with a discount of USD 1.11/bbl.

As of December 31, 2003, and 2002, the accrued portions of hedge instruments represented a lower sale of  81 and 373, respectively.

As of year-end, the Company did not have positions in derivatives of the crude oil price related to the future production that qualify for hedge accounting purposes.

Hedge of interest rates

As of December 31, 2003, the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual.

Such contract term expires in July 2005, payable in quarterly installments as from 2004.  The market value for the year amounts to 23.

During the period, the changes in “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” was:

b)

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.  The difference between the current value of such instruments and the previous value booked by the Company as of December 31, 2002, was charged to inappropriate retained earnings, was charged to unappropriated retained earnings recognizing a loss of 426. As of December 31, 2003, losses of derivate financial instruments that do not quality for hedge accounting amount to 294.

The main conditions and terms by type of instrument as of December 31, 2003 are as follows:

1)    Options on swaps exercised by the other party.

2)    The transaction included herein are sold swaptions.

6. Oil and gas areas and participation in joint ventures

As of December 31, 2003, Petrobras Participaciones and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 22.h).

The production areas in Argentina, Ecuador and Peru indicated in Note 22.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement.  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.14 per barrel as of December 31, 2003, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$ 28.72 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Divestments of equity in oil and gas areas

In August 2003, Petrobras Energía sold to Central International Corporation, Argentine Branch, the 85% interest over the rights and obligations on the concession of the Catriel Oeste area. Considering the transfer price agreed, of US$ 7 million, Petrobras Energía a loss of 28 disclosed under “Other expenses,  net”.

In June 2003, Petrobras Energía sold to Geodyne Energy Inc., Argentine branch, the 50% equity interest over the rights and obligations pertaining to the Faro Vírgenes concession area, recognizing a loss of 11, disclosed under “Other expenses, net”. This transaction shall be settled over a ten-year period, in quarterly installments, whose value in US dollars shall be determined as 8.8% of the total production of gas from the Faro Vírgenes area for each quarter.  Petrobras Energía has the option to receive such consideration directly in gas.

In October 2002, Petrobras Energía signed an association agreement with Teikoku Oil Co., Ltd., whereby it transferred 50% of is rights and obligations to exploit gas in exploratory areas in San Carlos and Tinaco, located in th State of Cojedes, Venezuela.  The participation assignment agreement provides the initial cash payment of US$ 1 million and a  subsequent disbursement of US$ 2 million, which shall finance the plan of exploratory investments of the Tinaco area, as regards geological studies, 2D seismic and evaluations and interpretation thereof.  Also if the development of those areas is agreed, Petrobras Energia will receive an additional payment of US$ 3 million.

Considering the recoverable value as of December 31, 2002, Petrobras Energía recognized a loss of 37, disclosed under “Other expenses, net”.

Investment commitments

Petrobras Energía operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of December 31, 2003, are approximately US$ 7 million through 2005.

7. Credit risk

Petrobras Participaciones provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

As a result of the business of Petrobras Participaciones and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Petrobras Participaciones constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

Sales for the year ended December 31, 2003, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and Glencone AG and represented about 11%, 7%, 5% and 4%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

Sales for the year ended December 31, 2002, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol - YPF Trading y Transporte S.A. and Petrobras and represented about 16%, 8%, 7% and 6%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

8. Inventories

9. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of December 31, 2003 and 2002, and for the years then ended and December 31, 2003 and 2002, are as follows:

a)

Investments

b)

Equity in earnings of affiliates

c)

Dividends collected from affiliates

I.

Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a)

Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b)

Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell over 51% of its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

There are certain disagreements between the Company and the Enron Group, which jointly control CIESA, as to the actual occurrence of an event of “change of shareholders”.  Under the CIESA Shareholders’ Agreement, in the event of a change in the ultimate parent of a shareholder, such shareholder must offer its shares to the others.  Although from opposing standpoints, both companies interpret that such an event has taken place: the Company interprets it has occurred with the bankruptcy of the Enron Group, while the Enron Group interprets it has occurred upon the transfer of the shares of Petrobras Energía. In January 2003, the Company was notified by Enron’s legal counsel that such company would file arbitration proceedings in this regard.  As of the date of issuance of these financial statements, no new events were verified.

c)  Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) nor sell its Class “A” shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)   Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the concession agreement.  Any transfer of shares requires ENRE’s prior authorization.

II.

Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.   Prior authorization from the ENRE is required for any transfer of shares.

III.

Operations in Ecuador

OCP is a company organized to build and operate a heavy crude oil pipeline in Ecuador. The pipeline  has a transportation capacity of 450,000 barrels per day. During 2003, the oil pipeline construction was completed. After the maximum flow system had been tested and the Ministry of Energy and Mining´s approval had been obtained, the oil pipeline started to operate officially on November 10, 2003. The oil pipeline passes through sensitive areas from an ecological standpoint. Accordingly, such oil pipeline has been built under the strictest technical and environmental protection standards.

The total cost of the oil pipeline was about US$ 1.4 billion, which were financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions. The original budget for investing in OCP amounted to US$ 1.2 billion.  Due to the restrictions on Petrobras Energía to make capital expenditures, Petrobras Energía decided not to increase its ownership interest in increasing the investments to US$ 1.4 billion.  Therefore, the ownership interest decreased from 15% to 8.96%.

To secure compliance of the capital contribution commitments, and in its capacity as shareholders, and with the corresponding OCP’s financial obligations and Petrobras Energía  Ecuador commercial obligations,  as of December 31, 2003, Petrobras Energía holds letters of credit for a total amount of about US$ 224 million.

Through Petrobras Energía Ecuador, the Company operates blocks 18 (operating) and 31 (undeveloped, without proved reserves).  In relation to the exploitation of those blocks, Petrobras Energía Ecuador has executed a “Ship or Pay” Transportation agreement with OCP, whereby an oil transportation capacity of 80,000 barrels per day has been ensured for a 15-day term, as from November 10, 2003.  Therefore, the Company should meet the contractual obligations for the entire volume hired, rather than the crude oil transportation, paying, as in the case of the other producers, a rate that covers the operating costs and financial services of OCP, among others.

The Company estimates that during the term of the agreement there will be successive shortages of crude oil carried due to several delays in developing Block 31, the new term of the capital expenditures flow for the joint development of blocks 18 and 31 and the new potentiality vision of Block 31.

As of December 31, 2003, Petrobras Energía has expensed 321 representing contingent losses arising from the oil transportation contractual commitment of wich 119 is presented as accounts payable and 202 as non current reserves. During fiscal year 2003, the company accrued losses for 309, primarily due to the delays in block 31 developing, the increase in crude oil rate together with the dilution of the equity interest in OCP from 15% to 8.96% and the anticipation of the estimated date for the beginning of operations of the oil pipeline.  The book value of net assets in Ecuador, after computing the referred allowance, does not exceed the recoverable value.

The Company and Techint Internacional Construction Corp. (“Tenco”) signed an agreement to exercise call and put options, whereby Tenco grants the Company the irrevocable call option of shares and subordinated debt composing its 2.4% equity interest, whereas the Company granted Tenco the irrevocable option to require the purchase of shares and subordinated debt composing such equity interest.  Both options may be sold as from December 31, 2003, through December 31, 2004.  The option price shall be determined in terms of the total amount paid by Tenco, or on its behalf, plus accrued interest, considering for that purpose that Tenco’s put option rate will be 7.5% per annum and the Company’s call option rate will be 18% per annum.  Should the option be exercised by Tenco, the Company will pay nearly US$ 15 million.

IV.   Assets exchange

The Regular Shareholders’ Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i)

Petrobras Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represented a gain of 81.

ii)

IRHE (Argentine Branch) and GENTISUR S.A. transfered to Petrobras Energía:

-

0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;

-

7.5% interest in Citelec, in the amount of US$ 15 million;

-

9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

 V.   Sale of companies

a) Disposal of farming, forestry and mining activity assets

The agreements made in relation to the transfer of the controlling shares of Petrobras Participaciones granted Petrobas an option, whereby if, within a 30-day term subsequent to the end of the purchase-sale of shares, Petrobras Energía would not have sold the assets related to agricultural, forestry and mining activities, Petrobras would be entitled to, but not required to, make the seller acquire those assets in an amount of US$ 190 million or, if any of those assets has been sold, the amount resulting from deducting from such addition, the price received in consideration of the sale made.

Under these agreements, during 2002 Petrobras Energía perfomed the following transactions:

-

In July 2002, Petrobras Energía sold to Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$ 90 million.  The transaction represented a profit of 123.

-     In September 2002, Petrobras Energía sold to Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$ 53 million, which implied a profit of 27.

-

In December 2002, it concluded the disposal of the operations that form part of the forestry business, which included the sale of the 100% shareholding in Pecom Forestal S.A., jointly with the ownership of forestry located in the Paraná delta region, to DRT Investments LLC. In addition, it transferred the going concern related to forestry related industrial activities in Misiones to Alto Paraná S.A. In January 2004, the Company completed all the formalities needed for the transfer of the going concern of forestry related industrial activities. The total price of the abovementioned transactions amounted to US$ 53.16 million, implying a 153 loss.

b) Sale of interest in Combustibles Nucleares Argentinos S.A. (CONUAR)

 In October 2002, the Company sold its 66.67% shareholding in CONUAR to Sudacia S.A., a company controled by the Perez Companc Family, including the 68% interest in Fabricación de Aleaciones Especiales S.A. The transaction price amounted to US$ 8 million, while no income (loss) was derived from such sale.

VI.  Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants.  This situation has extremely conditioned the financial ability to comply with obligations.

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

To  allow  for  preserving  the  provision  of  public  services, and consistently the renegotiation process underway, the Executive Branch issued  Executive  Order  No.  146/03 authorizing to increase gas and electric  power  rates.  This  caused  a 10% increase for TGS, 9% for Edesur  and  22% for Transener. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates authorized  by  Executive Order No. 146/03.

     On October 1, 2003, Argentine Congress passed a bill that established the extension to December 2004 of the term granted by the Federal Executive by virtue of Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  Such law also will allow the Federal Executive to fix public utilities rates until the completion of the renegotiation process.

It is not possible to foresee  the future development of the rate renegotiation process. In addition,  it  is not possible to guarantee that regulations will not be  changed  and  that  they  will  not have an adverse impact on the financial position and results of operations of such companies.

CIESA, TGS and Transener have defaulted the debt and strive to reschedule it (see Note 12.X).  The managements of these companies have drafted and implemented a plan of action to mitigate the adverse impact caused by these circumstances.  The Company cannot guarantee the success in implementing it and whether, it will fulfill the proposal aims. The impact generated by the measures adopted by the Federal Government on CIESA, TGS, Transener and Citelec financial statements was recognized based on the evaluations and estimations carried out by the related managements. Actual future income (loss) could differ from the evolutions and estimated carried out, while such differences may be significant. Consequently, these companies’ financial statements may not report all the adjustments that could derive from these circumstances.

As of December 31, 2003, the valuation of the equity interests in CIESA (which has been proportionally consolidated), TGS and Citelec amounts to 190, 167 and 158, respectively.  In the opinion of the Company’s Management, the book value of such equity interests does not exceed the recoverable value. The estimation of the respective recoverable values is subject to the significant uncertainties described, which affect the quality of the assumptions, estimations and evaluations inherent in such determination.  Consequently, in the current situation, the listed value of shares of stock is the most objective guideline for determining the net realizable value of such holdings. The reliability and the applicability of any values in use that might be determined become relative because of the prolongation of the uncertainties and the fact that, in projecting the future, multiple scenarios can be drawn up while the estimation of their respective probabilities is extremely subjective, a problem that extends to agreeing on the discount rate to be applied.

As of December 31, 2002, the valuation of the equity interests in CIESA, TGS and Citelec amounted to zero, 88 and 71, respectively.  The equity interest in CIESA valued under the equity method in conformity with accounting principles consistent with those applied by the Company would have represented an amount of 33 negative.  However, considering that the Company has not undertaken commitments to contributing capital or providing financial aid to its affiliates, such equity interest has been stated at zero value, thus restricting the recognition of losses related to the respective book value.  The value of the equity interest in Citelec was presented net of the allowance for impairment in value of 66, determined as mentioned above.

  10.   Impairment of assets

The Argentine peso devaluation, the enactment of Public Emergency Law and  the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the   flow   of   certain  businesses  and  assets.  Considering  the uncertainties  existing  with  respect  to the final breakdown of the economic and financial equation and their recoverability, during 2002 the Company adjusted  the book  value of certain  investments to their related recoverable values, booking these allowances:

-

Gas areas in Argentina and shareholding in Hidroneuquén: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina and in Hidroneuquén to its recoverable value, booking 44 and 37 losses, respectively. Therefore, during 2002, the Company adjusted the book value of its investment in Hidroneuquén  to its recoverable value, booking 10 losses.

-

Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt and the significant uncertainties over the Argentine economic scenario, as of December 31, 2003, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 23. As of December 31, 2002, the above mentioned allowance amounted 30. Applying a criterion of prudence, and recognizing the effects of applying Federal Executive Decree No. 1,264, which allows settling tax obligations with the principal coupons of such securities taken at nominal value, the Company reverses the allowance as and when the securities are actually applied.

-

Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company decided to expense 72.

1

11.    Pichi Picún Leufú Hydroelectric Complex (“the Complex”)

The Company, through Petrobras Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of December 31, 2003, the Company accrued an income of 15 of which corresponds 3 to year then ended.

12.  Financing

The detail of debt as of December 31, 2003 and 2002, is as follows:

I.

Financial debt refinancing

 In the course of 2002, Petrobras Energía was able to restructure comprehensively a substantial portion of its financial debt.  This allowed it to align the principal amortization payments with the cash flows obtained from its operations, resulting in a manageable time frame for payments.

On June 10, 2002, Petrobras Energía made an offer to exchange four series of new corporate bonds for four series of existing notes, whose closing date was July 31, 2002.  Based on the bids received by the holders of corporate bonds, on August 1, 2002, Petrobras Energía issued Class F, G, H and I notes, with a face value of US$ 845.2 million.  Additionally, and in line with the exchange offer conditions, Petrobras Energía simultaneously paid US$ 70 million.  As a result of the exchange offer, the remaining outstanding amounts of corporate bonds swapped have been reduced to reflect the amounts not exchanged.

Subsequently, on October 4, 2002, Petrobras Energía issued Class J, K, L and M notes for US$ 599.4 million and other medium-term credit instruments for US$ 249.2 million, having simultaneously settled a debt of US$ 74 million.

Credit instruments issued replace short-term letters of credit, which cover the compliance with certain financial obligations related to hedge agreements of crude oil prices and the investment in OCP. Long-term letters of credit issued under this credit facility fall due annually, which may be automatically extended to successive annual periods, with maturity dates in December 2005, at the latest, for letters of credit related to crude oil derivative agreements, and October 2007, for obligations related to OCP. In case those letters of credit are not renewed on their related maturity dates, they shall be disbursed, in which case they will constitute new loans granted to the Company.

II.

Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting of Petrobras Energía held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of December 31, 2003, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-

Class B, for US$ 5 million, payable in a single installment in May, 2006, at a 9% fixed annual rate.

-

Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C notes shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company’s choice.  In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement.  Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt.  In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15 US$/bbl.  As regards the Company’s exposure to the price of WTI, the effect of the above is economically and financially neutral.

-

Class F,  for a face value of US$ 64.4 million maturing in August 2005, at a 7,875% annual rate.

-

Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate.

-

Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-

Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-

Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.

-

Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.

-

Class N, for a face value of USD 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24,2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.

-

Class O, for a face value of USD 15,3 million, with due in March 2004, accruing interest at 7.5%.

-

Class P, for a face value of USD 3.6 million, with due in March 2004, accruing interest at 8.5%.

-

Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of December 31, 2003, the Company is carrying US$ 760,000 of such issue in its own portfolio.

-

Class R, for a face value of USD 100 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of December 31, 2003, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company:

-  Fourth Series, for US$ 22.8 million, payable in a single installment in January 2004, at a 9% fixed annual rate.

-  Sixth Series, for US$ 32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

The proceeds from all issuances, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

III. Cross default covenants

Class F, G, H, I, N, O, P, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class K and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities.

Class C notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

IV. Covenants

In relation to the issuance of Class K and M notes and medium-term credit instruments (“the refinanced financial debt”), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

i)

Restrictions on liens: Pecom shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii)

Restrictions on the payment of dividends: Pecom shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Petrobras Energía could make a sole payment of extraordinary dividends to its shareholders up to US$ 19 million, based on whether Petrobras Participaciones allocates its share of distributed dividends to settle Petrobras Participaciones's payable to Petrobras Energía. On July 8, 2003, Special and Regular Shareholders meeting approved the payment of an extraordinary cash dividend for an amount equivalent in pesos to the above mentioned amount. After this date, the aggregate amount paid shall not exceed 50% of the “excess cash” (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year, less the extraordinary dividends paid.

iii)

Restrictions on capital expenditures: Pecom shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007.  These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance.  Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv)

Restrictions on the incurrence of financial debt: Pecom shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5.  The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v)

Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007.  For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi)

Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.75 in 2003 and 3 as from 2004 through 2007.  For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii)

Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii)

Export obligation: the exports – to - total principal services (principal repayments, plus accrued interest) ratio for Serie K shall be higher than 1.1.

Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year.  Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, and the 50% of the derivatives income of new debt, shall be used to prepay the refinanced financial debt.

V. Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. They may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder with the use of cash inflows. The loans may be prepaid at any time at Petrobras Energía’s option. As of December 31, 2003, the amounts outstanding  from the financing of the plant were US$ 51 million, of which US$ 20 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

VI. Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Petrobras Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Petrobras Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova’s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VII. Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Petrobras Bolivia International S.A., or PBI, acquired a 10% interest in Distrilec for an amount of US$ 101 million.  The related payment was documented through a promissory note issued by PBI and secured by Petrobras Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired without fulfilling its terms and conditions.

In November 2002, PBI irrevocably transfered all its rights and duties by virtue of the promissory note issuance to Petrobras Energía. Afterwards, on January 8, 2003, Petrobras Energía launched a Class “N” corporate bonds swap offer for a face value amounting up to US$ 101 million maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company’s rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Petrobras Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class “N” corporate bonds amounting to a face value of US$ 97 million. Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the best estimate of the discounted value of total amount payable.   On such a basis, the original liability was reduced to US$ 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to US$ 4 million and maturing in 2008. Due to the offers received, the Company made Class Q for a face value of US$ 3.98 million.

As of December 31, 2003, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PBI, which amounted to about US$ 100.24 million, considering that it has the financial capacity to settle it in full.

VIII. Distrilec Indebtedness

Certain loan agreements entered into by Edesur S.A. contain “cross-default” covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include “cross-acceleration” covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

As of the date of issuance of these financial statements, the Company is negotiating with creditor banks the refinancing and/or the manner of repayment of certain past due loans.  Based on the results of other refinancings obtained by Edesur S.A. during 2002, such company’s financial statements have been prepared assuming that it will reach agreements with its creditors allowing it to avoid the default situations mentioned above. This assumption remained unchanged for purposes of the proportional consolidation of Distrilec S.A.

IX. Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the International Finance Corporation.

In December 2003, the first principal installment was disbursed in the amount of USD 70 million.

The loan is primarily composed of Tranche A for USD 80 million, maturing in a term of eights years and a half, including one grace period, payable semiannually and at an annual LIBO nominal rate + 4.75%, and Tranche C for USD 25 million, maturing in a term of 9 years and a half.

These loans will be used in executing the investment plan related to the development of the Company’s oil reserves in Venezuela in the Acema, Mata, La Concepción and Oritupano Leona areas.

The Company believes that the IFC will disburse the financing remainder during 2004.

X. CIESA and TGS indebtedness

As of December 31, 2003, CIESA’s financial debt relates to the issuance of corporate bonds with a par value of up to USD 220 million and with original maturity in April 2002.

In the wake of the new Argentine macroeconomic situation, as from the enactment of Public Emergency Law (see Note 5(VI) “Situation of interests in public utility companies” ,CIESA did not pay the principal and the last interest installment upon maturity and obligations under cap and collar agreements.

CIESA’s Management is currently negotiating with the creditors to agree to extend the term to fulfill the related payment.  In relation to those negotiations, CIESA has engaged an international prestigious financial advisor.  No pledges have been made by CIESA’s shareholders to provide financial aid.

On February 24, 2003, TGS started a global rescheduling process of USD 1,027 billion of its current financial indebtedness, which represents almost the entire debt.  This process is primarily intended to spread out the maturity dates in the short term, change certain financial restrictions included in the financial agreements and adjust the interest rate and amortization term, so as to adjust the cash flows required for the debt repayment to the estimated cash flows, without requiring debt principal reductions.

Based on TGS’s proposal to its creditors, the debt rescheduling agreement would be implemented through the out-of-court composition agreement (“APE”), recently introduced by Argentine laws, whereby the approval by two thirds of the creditors should be required for the judge’s approval.  As TGS could not meet this required majority, on May 14, 2003, it withdrew the referred rescheduling proposal and simultaneously announced the postponement of the interest payment.

As of the date of issuance of these financial statements, TGS continues to negotiate with its main creditors in order to achieve the financial debt rescheduling.

In the wake of the withdrawal of the debt rescheduling proposal and the postponement of the interest payment, TGS’s indebtedness has been reclassified as “Short-term debt”, since, according to the financial agreements executed between TGS and its creditors, obligations may become due and payable.

XI. Detail of long-term

Long-term debt as of December 31, 2003, are made up as follows:

(1)

See Note 12.VII)

The maturities of long-term debt as of  December 31, 2003, are as follows:

13. Income tax and deferred tax

The Company’s provision for income taxes was comprised of the following:

The reconciliation of tax provision at the statutory rate to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

Tax loss carryforwards and deferred losses include the following items and may be used through the dates indicated below:

Items	2003	2002
General Tax loss carryforwards	1,691	1,841
Deferred losses	207	279
	1,898	2,120

Use up to	2003	2002
2004	-	58
2005	15	27
2006	43	54
2007	52	100
2008 and thereafter	1,788	1,881
	1,898	2,120

14.  Contingencies and environmental matters

a)

Petrobras Energía  Stamp Tax Contingency

In previuos years, Petrobras Energía received inquiries from some Argentine Provinces with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention).

In March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, as drescribed in c) below whereby TGS expects the requests made by the Province of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

In July 2003, by virtue of the decision on the case “Banco Río de la Plata S.A. vs. Province of La Pampa”, the Argentine Supreme Court of Justice reasserted the instrumentation requirement established by the Federal Revenue Sharing Law in connection with the performance of acts, agreements and transactions levied by stamp tax.

As of December 31, 2003, the estimated aggregate amount of claims, including interest and fines, is 70.  The Company keeps booking a provision for the potential adverse effects of those claims amounting to 7.  Setting an allowance is a conservative measure adopted to comply with the applicable accounting principles and, therefore, should not be considered as a recognition of the claim made.

b)

Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed.  Petrobras Participaciones and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company’s management has produced policies, objectives and procedures relating to environmental care and control.  Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities.  Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard.  This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has over 90 Environment (ISO 14001), Quality (ISO 9001) and Security & Occupational Health (OHSAS 18001/IRAM 3800) certifications.

In view of this situation, the Company engaged an international consulting firm to conduct the environmental audit of its operations pursuant to effective laws, future requirements and, in light of the lack of local regulations, based on international environmental standards.

The final audit report confirmed the high environmental standards under which the Company’s operations are carried out and determined the necessary actions to be taken to implement the Security, Environment and Occupational Health Policy principles whereby the Company commits to preserving the environment where it operates, as well as the security and health of its personnel, contractors and neighboring communities.

Being responsible therefore and as a result of an environmental study, the Company will make investments of nearly USD 23 million in the coming years, which include improvements of prevention systems and production facilities.  Additionally, several corrective and remediation actions will be taken, according to which the Company booked a loss of USD 15 million in the fiscal year ended December 31, 2003.

c)

TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. In all the cases, the Federal Supreme Court granted the precautionary measures requested by TGS.

TGS’s management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS’s management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Argentine government.  As regards the remaining assessments, TGS’s management is of the opinion that offers to render transportation services are not subject to the tax in question.  TGS believes that, should it be determined that such offers are taxable, this should be considered a change in interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d)

Fixed charges for connection with Transener

The ENRE authorized, by Resolution No. 1650/98, an increase in the connection charge, in full compliance with effective rules and regulations.  Many generation companies filed administrative appeals before the Energy Department seeking that such increase be reversed; the Energy Department rejected such appeals.  Only Central Térmica Güemes S.A. filed an appeal directly with the Federal Administrative-Contentious Court of Appeals, which decided in favor of the request. Transener and the ENRE filed an extraordinary appeal before the Supreme Court of Justice of the Nation.  On June 27, 2003, the appellate court allowed the appeal before the Supreme Court.  The case was referred to the Supreme Court and is pending resolution.

As reported by the legal counsel, Transener considers that the final outcome of this issue will not give rise to any significant obligation.  Therefore, no provisions have been booked in this regard.

e)

Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of December 31, 2003, which are not disclosed in the remaining notes, amount to 57.

In addition, as of December 31, 2003, the Company had the following contractual commitments:

	Total Units	Until

Purchase Commitments
Ship or pay agreement with OCP (in bbls/ day)	80,000	2018
Long –term service agreement (in millions of USD)	47	2006
Gas transportation agreement with TGS (in MMm3)	11,873	2014
Ethylene (in thousands of tons)	337	2015
Benzene (in thousands of tons)	930	2015

Sales commitments
Natural gas (in MMm3)	18,854	2019
Crude oil (in millions of barrels)	1	2004
Styrene (in thousands of tons)	56	2004
Electric power (in MWh)	329,115	2004

f)

Reserves for contingencies

The movements of reserves for contingencies were as follows:

a)

See Note 9.VI and 10.

b)

See Note 10.

c)    Includes a change for this fiscal year in the amount of 269 a temporary conversion difference amounting to (10) and reclassification for (119) to account payable.

15.  Contribution, benefit pension and stock option plans of Petrobras Energía

a)  Contribution and benefit pension plans

*     Defined contribution plan:

The Company sponsors a defined contribution plan that applies to all employees of Petrobras Energía  with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, at the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

*      Defined benefit pension plan:

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. The Company determines the liability related to this plan by applying actuarial calculation methods.  As of June 30, 2003, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the years ended December 31, 2003 and 2002, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of 2002, Petrobras Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)  Stock option plan

The Board of Directors of Petrobras Energía approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.

5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of December 31, 2003 the excercised options amount 967 thousands of Argentine pesos.

*

i.

596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i.

3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of September 30, 2003 the excercised options amount 1,2 million of Argentine pesos.

ii.

352,347 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. According of 8 was charged to operating expenses in for year ended December 31, 2003.

16. Capital stock and restrictions on unappropriated retained earnings

As of December 31, 2003 the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered.

Changes in capital stock in the last three fiscal years:

	December, 31
	2003	2002	2001

Common stock – face value $	1	1	1

Class A: 5 votes per share	-	-	628
Class B: 1 vote per share	2,132	2,132	1,504
	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to the terms and conditions of the share swap offer mentioned in note above, class "A" shares would be automatically converted into class "B" shares in case they were transferred to third parties unrelated to the original holders of such shares. Based on the change in the interest control described in Note 20, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class "A" common shares into the same number of class "B" common shares and their admission into the listing system. In addition, the CNV approved their public offer.

17. Other receivables, other liabilities, other operating income, and other expenses, net.

 (1)

In December 2001, the Company, through its subsidiaries Petrobras Energía Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 6), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

18. Balances and transactions with related companies

The outstanding balances from transactions with the same company group are as follows:

The principal transactions with affiliates for the years ended December 31, 2003 and 2002, were as follows:

In addition, gains (losses) on derivatives for the crude oil price hedge made with Petrobras International Finance Co. (PIFCO) amounted 12.

19. Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity.

The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes Petrobras Energía´s operations of hydrocarbons trading and liquids processing and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Conuar S.A. (See Note 9.V.b), Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations – including  mining, farming, and forestry and related activities and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. The transfer prices of inter-segment transactions are the respective market prices.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by Petrobras Participaciones's management:

2003						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income							
Net sales							
To third parties	1,785	1,231	1,294	502	680	2	5,494
Inter-segment	944	71	-	19	11	(1,045)	-
	2,729	1302	1294	521	691	(1,043)	5,494
Cost of sales	(1,448)	(1,179)	(982)	(281)	(523)	1,027	(3,386)
Gross profit	1,281	123	312	240	168	(16)	2,108
Administative and selling expenses	(178)	(57)	(110)	(34)	(73)	(107)	(559)
Exploration expenses	(196)	-	-	-	-	-	(196)
Other exploitation income (expense), net	(46)	(12)	(17)	(1)	17	(62)	(121)
Exploitation income (loss)	861	54	185	205	112	(185)	1,232
Equity earnings of affiliates	19	22	16	16	90	-	163
Other income	(943)	10	(39)	26	(19)	(49)	(1,014)
Net income (loss)	(63)	86	162	247	183	(234)	381

	2002						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income							
Net sales							
To third parties	2,033	942	1,254	16	755	106	5,106
Inter-segment	773	66	-	-	11	(850)	-
	2,806	1008	1254	16	766	(744)	5,106
Cost of sales	(1,600)	(944)	(892)	(11)	(608)	771	(3,284)
Gross profit	1,206	64	362	5	158	27	1,822
Administative and selling expenses	(224)	(48)	(122)	(2)	(92)	(121)	(609)
Exploration expenses	(58)	-	-	-	-	-	(58)
Other exploitation income (expense), net	(22)	(16)	11	13	23	(37)	(28)
Exploitation income (loss)	902	-	251	16	89	(131)	1,127
Equity earnings of affiliates	2	20	(10)	(470)	(239)	59	(638)
Other income	447	190	190	-	271	(3,166)	(2,068)
Net (loss) income	1,351	210	431	(454)	121	(3,238)	(1,579)

The following information shows total assets and net sales by geographic area.

20.  Argentine’s economic situation

Argentina is under a serious economic situation that is mainly characterized by the high foreign debt level, a financial system in crisis, a country risk that reached unprecedented international levels and an economic recession. This situation has generated a major fall in product and service demand, a significant increase in unemployment levels, and has hampered the Argentine Government’s ability to meet its obligations thus declaring the default on public debt services at the end of 2001.

In order to address the crisis in which Argentina is enmeshed by, since December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions subject, in some cases, to the previous authorization of the Central Bank of Argentina (“BCRA”).

 The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1,589/89 establishes that producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law No. 17,319 and supplementary executive orders, and produces who agree so in the future, shall have the free availability of the percentage of funds established by the bids and/or renegotiations, or provided in the respective agreements, in which case they shall not be required to pay and settle the funds related to that percentage.  In all cases, the freely available maximum percentage of funds shall not exceed 70% of each transaction. No assurance can be given whether the government will not amend the above mentioned system in the future.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date which resulted in a significant devaluation of the peso with the ensuing rise in domestic prices.

The government measures included the switch into pesos of certain assets and liabilities denominated in foreign currency and held in Argentina and the rescheduling of bank deposits, subsequently enabling the option to convert deposits into ten-year bonds in US dollars, or three- or five-year bonds in pesos, of fixed-term bills; the issuance of Federal Treasury bonds to compensate the losses resulting from the asymmetrical switch into pesos of the receivables and payables mentioned above; the switch into pesos of all private agreements executed before January 6, 2002, at the exchange rate of US$ 1 = ARS 1 and their subsequent indexation by the CER; the de-dollarization and elimination of indexation on public utility service rates, with rates remaining set at the exchange rate of US$ 1 = ARS 1; and imposing duties on the export of oil and gas and their derivatives.

On March 5, 2003, the Supreme Court declared that the conversion of deposits denominated in U.S. dollars into Argentine pesos was not constitutional. The Supreme Court authorized the claim of the Province of San Luis to redollarize its deposits. Although this decision does not generalize the redollarization, it constitutes an important background for the remaining bank deposits converted into pesos, regarding the treatment of the rest of the actions initiated in connection with de-dollarized bank deposits.

Since 2002, the Argentine federal government has implemented several measures relaxing controls and restrictions on economic activity and fostering the gradual normalization of the foreign exchange market and commercial and financial flows. In this respect the measures included lifting the restrictions on demand deposits, relaxing restrictions on principal and interest payments to foreign creditors, increased latitude in the payment terms for capital goods exports and imports,  easier access to foreign exchange markets by entities and individuals, and authorization for authorized foreign-exchange dealers to channel remittances abroad of earnings and dividends from fiscal years closed and with financial statements certified by external auditors.

On September 22, 2003, the Argentine government submitted to the bondholders a rescheduling  plan related to Argentine bonds in default.  By virtue of such plan, the Argentine bonds issued prior to December 31, 2001, would be eligible (“eligible debt”) for the proposed swap of bonds, maintaining a strict equity principle among all types and classes of creditors.  The interest past due as from the default  that took place in early 2002 would not be paid and the debt  principal would be reduced by 75%.  Negotiations are likely to be complicated as a result of the large number of creditors holding over 100 different bonds denominated in different currencies.  The government’s main objective is to restore the solvency by improving the debt to GDP and debt service to tax revenues ratios in order to establish a new debt profile consistent with the Argentine payment ability.

These financial statements comprise the effects deriving from the new political, economic and foreign exchange regulations known as of their date of issuance. All the Company’s Management estimations have been made considering such policies. The impact deriving from the additional measures to be implemented by Government and from putting those previously adopted in practice shall be booked once the Company’s Management becomes aware of them.

21.  Controlling Group

On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), acquired 58.6% of Petrobras Participaciones’s capital stock from the Perez Companc Family and Fundación Perez Companc.  Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

22.  Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)

Property, plant and equipment.

b)

Equity in affiliates

c)

Costs of sales.

d)

Foreign currency assets and liabilities.

e)

Consolidated detail of expenses incurred and depreciation.

f)

Information about ownership in subsidiaries and affiliates.

g)

Oil and gas areas and participation in joint ventures.

h)

Combined joint ventures and consortia assets, liabilities and results.

a)   Property, plant and equipment as of December 31, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the years ended December 31, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of December 31, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 2.c)

e) Consolidated detail of expenses incurred and depreciation for  the years ended

December 31, 2003 and 2002

 (Stated in millions of Argentine Pesos - See Note 2.c)

f)  Information about ownership in subsidiaries and affiliates as of December 31, 2003

g)  Oil and gas areas and participation in joint ventures as of December 31, 2003

h)  Combined joint ventures and consortia assets and liabilities as of December 31, 2003 and 2002 and results for the years then ended.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(Not covered by the Independent Public Accountants’ report)

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in the Argentina and other countries of Latin America; the respective detail is disclosed in note 22.g. to the financial statements.

The amounts derived from minority interest in consolidated subsidiaries are not significant, therefore, they have not been included.

Amounts in millions of pesos are stated as mentioned in note 2.c. to the financial statements.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2003 and 2002, for proved and unproved oil and gas properties, and the related accumulated depreciation, depletion and amortization.

2003	2002

( in millions of pesos – note 2.c.)

Consolidated companies:

Proved properties:
Equipment, camps and other facilities	2,036	2,527
Mining properties and wells	7,372	7,012
Unproved properties	569	950

Total capitalized costs	9,977	10,489

Accumulated depreciation, depletion and amortization, and allowances which reduce the value of assets	(3,528)	(3,264)

Subtotal of consolidated companies	6,449	7,225

Company’s share in capitalized costs by unconsolidated affiliates	198	206

Total net capitalized costs	6,647	7,431

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2003 and 2002. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	2003			2002
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos – note 2.c.)

Consolidated companies:

Acquisition of properties:

- Proved	-	-	-	26	-	26

- Unproved	-	-	-	-	-	-

Exploration costs	-	103	103	22	67	89

Development costs	343	346	689	222	262	484

Subtotal costs incurred by consolidated companies	343	449	792	270	329	599

Company’s share in costs incurred by unconsolidated affiliates	9	5	14	7	10	17

Total costs incurred	352	454	806	277	339	616

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2003 and 2002. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	2003			2002
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos – note 2.c.)

Results of operations of consolidated companies:

Net sales:

- to third parties	594	1,191		1,785	849	1,184	2,033

- transfers to other operations	944	-		944	773	-	773

Total net sales	1,538	1,191		2,729	1,622	1,184	2,806

Production costs:

- Operating costs	(242)	(247)		(489)	(257)	(267)	(524)

- Royalties and other	(245)	(161)		(406)	(238)	(159)	(397)

Total production costs	(487)	(408)		(895)	(495)	(426)	(921)

Exploration costs	(11)	(185)	*	(196)	(21)	(37)	(58)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(368)	(593)	*	(961)	(356)	(391)	(747)

Results of operations before income tax	672	5		677	750	330	1,080

Income tax	(235)	(1)		(236)	(280)	(32)	(312)

Results of operations - consolidated companies	437	4		441	470	298	768

Company’s share in results of operations by unconsolidated affiliates	13	5		18	23	8	31

Total	450	9		459	493	306	799

* Includes (135) in exploration costs and (279) in depreciation, depletion and amortization, for provisions of operations in Ecuador.

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X, the Company's reserve estimates as of December 31, 2003 and 2002, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2003 and 2002:

CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSAND OF BARRELS		NATURAL GAS IN MILLION OF CUBIC FEETS
CONSOLIDATED COMPANIES	UNCONSOLIDATED COMPANIES	CONSOLIDATED COMPANIES	UNCONSOLIDATED COMPANIES

Proved reserves (developed and undeveloped)	ARGENTINA	REST OF LATIN- AMERICA	ARGENTINA	REST OF LATIN- AMERICA	TOTAL	ARGENTINA	REST OF LATIN- AMERICA	ARGENTINA	REST OF LATIN- AMERICA	TOTAL

Reserves as of December 31,2001*	230,437	490,126	6,843	11,766	739,172	1,111,357	495,053	18,129	-	1,624,539

Increase (Decrease) originated in:
Revisions of previous estimates	(14,493)	(112,545)	(375)	(880)	(128,293)	(247,448)	(123,594)	(10,702)	-	(381,744)
Improved recovery	4,027	3,510	168	-	7,705	64,550	9,687	11,821	-	86,058
Extensions and discoveries	6,839	9,596	99	461	16,995	88,265	10,662	-	-	98,927
Purchase of proved reserves in place	516	-	-	-	516	-	-	-	-	-
Sale of proved reserves in place	-	-	-	-	-	-	-	-	-	-
Year’s production	(20,225)	(21,029)	(494)	(469)	(42,217)	(90,860)	(22,352)	(1,324)	-	(114,536)

Reserves as of December 31,2002*	207,101	369,658	6,241	10,878	593,878	925,864	369,456	17,924	-	1,313,244

Increase (Decrease) originated in:
Revisions of previous estimates	(18,987)	(3,215)	(39)	(63)	(22,304)	(127,415)	23,110	(4,549)	-	(108,854)
Improved recovery	9,292	15,045	790	347	25,474	-	7,261	-	-	7,261
Extensions and discoveries	3,174	18,303	84	-	21,561	60,416	7,571	954	-	68,941
Purchase of proved reserves in place	-	-	-	-	-	-	-	-	-	-
Sale of proved reserves in place	(7,707)	-	-	-	(7,707)	(49,450)	-	-	-	(49,450)
Year’s production	(20,538)	(20,367)	(559)	(376)	(41,840)	(72,819)	(22,517)	(1,006)	-	(96,342)

Reserves as of December 31,2003*	172,335	379,424	6,517	10,786	569,062	736,596	384,881	13,323	-	1,134,800

(*)Includes proved developed reserves:

As of December 31, 2001	147,560	198,964	4,364	4,844	355,732	548,526	290,638	13,308	-	852,472
As of December 31, 2002	141,891	173,820	4,428	4,056	324,195	539,731	209,854	14,373	-	763,958
As of December 31, 2003	117,765	166,349	4,320	3,576	292,010	444,951	207,144	10,514	-	662,609

The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Perú and Bolivia, are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage. In Venezuela, the Company receives, for its interest in the “Oritupano-Leona” Block, a fee per barrel delivered to the Government of Venezuela. Additionally, the Company receives a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collects a variable fee per barrel delivered that contemplates production costs plus a mark-up. Under these contracts, the Venezuelan government maintains full ownership of all hydrocarbons in fields. The reserve volumes in Venezuela are computed by multiplying the Company's working interest by the gross proved recoverable volumes for the contract area, In accordance with the agreement governing current petroleum operations in Venezuela. The Company is exempt from production royalty payments.

Had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in "Rest of Latin America" would have decreased by approximately 22.9 % and 28.4%, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in "Rest of Latin America" would have decreased by approximately 37.3 % and 42 % as of December 31, 2003 and 2002, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates.

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards N° 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves and using a 10% annual discount factor. Future development costs include estimated drilling costs, exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

	2003			2002
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos – note 2.c.)

Consolidated companies:

Future cash flows	15,159	22,512	37,671	19,872	25,150	45,022

Future production costs	(3,522)	(6,653)	(10,175)	(3,793)	(6,994)	(10,787)

Future development and abandonment costs	(1,379)	(2,875)	(4,254)	(1,389)	(3,023)	(4,412)

Future income tax	(3,158)	(3,308)	(6,466)	(4,794)	(3,868)	(8,662)

Future net cash flows	7,100	9,676	16,776	9,896	11,265	21,161

10% annual discount	(2,784)	(4,466)	(7,250)	(4,079)	(5,268)	(9,347)

Subtotal of consolidated companies	4,316	5,210	9,526	5,817	5,997	11,814

Company’s share in standardized measure by unconsolidated affiliates	150	117	267	156	143	299

Total	4,466	5,327	9,793	5,973	6,140	12,113

As described in note 5.a) to the financial statements, the Company uses various derivative financial instruments to mitigate the impact of changes in crude oil prices. Had such instruments been considered, the effects on Future cash flows would have decreased 0 and 958 and the effects on Total would have decreased 0 and 541 for the years 2003, and 2002 respectively.

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2003 and 2002:

CONSOLIDATED AND UNCONSOLIDATED COMPANIES

	2003			2002
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos – note 2.c.)

Standardized measure at beginning of year	5,974	6,139	12,113	2,770	3,032	5,802

Changes related to oil & gas activities:

Sales net of production costs	(1,161)	(805)	(1,966)	(1,396)	(900)	(2,296)

Net change in sales prices, net of future production costs	(1,520)	(2,015)	(3,535)	6,734	7,047	13,781

Changes in future development costs	(325)	(112)	(437)	(201)	(658)	(859)

Extensions, discoveries and improved recovery, net of future production and associated costs	444	800	1,244	897	256	1,153

Development costs incurred	351	352	703	229	272	501

Revisions of quantity estimates	(1,003)	(56)	(1,059)	(1,043)	(2,774)	(3,817)

Purchase of reserves in place	-	-	-	15	-	15

Sale of reserves in place	(164)	-	(164)	-	-	-

Net change in income taxes	944	230	1,174	(2,136)	(1,306)	(3,442)

Accretion of discount	899	835	1,734	365	394	759

Changes in production rates	(30)	(181)	(211)	(482)	353	(129)

Other changes	56	141	197	222	423	645

Standardized measure at end of year	4,465	5,328	9,793	5,974	6,139	12,113